Exhibit 99.2

Chunghwa Telecom Co., Ltd. and Subsidiaries

Consolidated Financial Statements for the

Three Months Ended March 31, 2020 and 2019 and

Independent Auditors’ Review Report

INDEPENDENT AUDITORS’ REVIEW REPORT

The Board of Directors and Stockholders

Chunghwa Telecom Co., Ltd.

Introduction

We have reviewed the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and its subsidiaries (the “Company”) as of March 31, 2020 and 2019, the related consolidated statements of comprehensive income, the consolidated statements of changes in equity and cash flows for the three months then ended, and the related notes to the consolidated financial statements, including a summary of significant accounting policies (collectively referred to as the “consolidated financial statements”). Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China. Our responsibility is to express a conclusion on the consolidated financial statements based on our reviews.

Scope of Review

We conducted our reviews in accordance with Statement of Auditing Standards No. 65 “Review of Financial Information Performed by the Independent Auditor of the Entity”. A review of consolidated financial statements consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our reviews, nothing has come to our attention that caused us to believe that the accompanying consolidated financial statements do not present fairly, in all material respects, the consolidated financial position of the Company as of March 31, 2020 and 2019, and of its consolidated financial performance and its consolidated cash flows for the three months then ended March 31, 2020 and 2019 in accordance with the Regulations Governing the Preparation of Financial Reports by Securities Issuers, and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission of the Republic of China.

The engagement partners on the reviews resulting in this independent auditors’ review report are Dien Sheng Chang and Ching Pin Shih.

/s/ Dien Sheng Chang	/s/ Ching Pin Shih
Deloitte & Touche
Taipei, Taiwan
Republic of China

May 6, 2020

Notice to Readers

The accompanying consolidated financial statements are intended only to present the consolidated financial position, financial performance and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such consolidated financial statements are those generally applied in the Republic of China.

For the convenience of readers, the independent auditors’ review report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language independent auditors’ review report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In Thousands of New Taiwan Dollars)

	March 31, 2020 (Reviewed)		December 31, 2019 (Audited)		March 31, 2019 (Reviewed)
	Amount	%	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Note 6)	$16,569,950	3	$34,049,643	7	$37,228,202	8
Financial assets at fair value through profit or loss (Note 7)	6,631	—	516	—	—	—
Hedging financial assets (Note 20)	—	—	327	—	—	—
Contract assets (Note 29)	4,466,540	1	4,441,196	1	4,606,104	1
Trade notes and accounts receivable, net (Notes 9 and 29)	23,401,540	5	26,407,783	6	27,524,272	6
Receivables from related parties (Note 37)	9,712	—	16,834	—	18,251	—
Inventories (Notes 10 and 38)	17,774,693	4	17,344,276	4	13,904,329	3
Prepayments (Note 11)	5,103,222	1	1,883,259	—	4,855,305	1
Other current monetary assets (Note 12)	6,159,141	1	7,498,564	2	7,169,247	1
Other current assets (Notes 19 and 38)	1,876,171	—	2,429,664	—	2,925,849	1

Total current assets	75,367,600	15	94,072,062	20	98,231,559	21

NONCURRENT ASSETS
Financial assets at fair value through profit or loss (Note 7)	767,362	—	778,105	—	511,274	—
Financial assets at fair value through other comprehensive income (Note 8)	5,903,181	1	7,268,917	2	6,774,106	1
Investments accounted for using equity method (Note 14)	7,358,379	1	7,354,226	2	3,024,908	1
Contract assets (Note 29)	2,567,439	1	2,600,913	—	2,394,383	—
Property, plant and equipment (Notes 15, 37 and 38)	279,867,247	56	283,694,215	59	284,681,139	59
Right-of-use assets (Note 16)	11,494,300	2	11,364,249	2	11,710,079	2
Investment properties (Note 17)	8,164,263	1	8,169,393	2	8,277,484	2
Intangible assets (Note 18)	94,407,682	19	47,046,525	10	49,934,152	11
Deferred income tax assets (Note 3)	3,262,026	1	3,258,607	1	3,557,699	1
Incremental costs of obtaining contracts (Note 29)	929,827	—	942,652	—	1,117,334	—
Net defined benefit assets (Note 3)	2,204,182	1	2,127,335	—	1,088,263	—
Prepayments (Note 11)	2,611,936	1	2,679,335	1	2,931,109	1
Other noncurrent assets (Notes 19, 38 and 39)	4,991,506	1	6,101,704	1	5,798,112	1

Total noncurrent assets	424,529,330	85	383,386,176	80	381,800,042	79

TOTAL	$499,896,930	100	$477,458,238	100	$480,031,601	100

LIABILITIES AND EQUITY
CURRENT LIABILITIES
Short-term loans (Note 21)	$70,000	—	$90,000	—	$175,000	—
Short-term bills payable (Note 22)	19,965,629	4	—	—	—	—
Financial liabilities at fair value through profit or loss (Note 7)	570	—	239	—	2,219	—
Hedging financial liabilities (Note 20)	—	—	—	—	2,719	—
Contract liabilities (Note 29)	17,163,178	4	16,839,830	4	12,417,476	3
Trade notes and accounts payable (Note 24)	11,890,475	2	15,312,274	3	14,948,306	4
Payables to related parties (Note 37)	338,449	—	653,983	—	361,333	—
Current tax liabilities (Note 3)	6,103,903	1	4,020,670	1	6,276,099	1
Lease liabilities (Notes 16, 34 and 37)	3,395,000	1	3,291,330	1	3,500,021	1
Other payables (Note 25)	19,653,578	4	22,952,488	5	20,293,306	4
Provisions (Note 26)	199,804	—	206,942	—	131,367	—
Other current liabilities	972,553	—	983,789	—	1,051,655	—

Total current liabilities	79,753,139	16	64,351,545	14	59,159,501	13

NONCURRENT LIABILITIES
Contract liabilities (Note 29)	6,667,831	1	6,841,485	2	6,324,795	1
Long-term loans (Notes 23 and 38)	1,600,000	—	1,600,000	—	1,600,000	—
Deferred income tax liabilities (Note 3)	1,928,010	1	1,912,305	—	1,984,867	—
Provisions (Note 26)	99,681	—	97,382	—	79,142	—
Lease liabilities (Notes 16, 34 and 37)	6,424,707	1	6,466,808	1	6,353,362	2
Customers’ deposits (Note 37)	4,601,704	1	4,747,644	1	4,646,233	1
Net defined benefit liabilities (Note 3)	3,539,441	1	3,504,617	1	3,579,648	1
Other noncurrent liabilities	1,686,030	—	1,542,687	—	1,400,139	—

Total noncurrent liabilities	26,547,404	5	26,712,928	5	25,968,186	5

Total liabilities	106,300,543	21	91,064,473	19	85,127,687	18

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 13 and 28)
Common stocks	77,574,465	16	77,574,465	16	77,574,465	16

Additional paid-in capital	171,274,394	34	171,255,985	36	171,135,080	36

Retained earnings
Legal reserve	77,574,465	16	77,574,465	16	77,574,465	16
Special reserve	2,675,419	1	2,675,419	1	2,675,419	1
Unappropriated earnings	54,625,420	10	46,341,361	10	55,446,604	11

Total retained earnings	134,875,304	27	126,591,245	27	135,696,488	28

Others	(708,698)	—	688,548	—	309,142	—

Total equity attributable to stockholders of the parent	383,015,465	77	376,110,243	79	384,715,175	80
NONCONTROLLING INTERESTS (Notes 13 and 28)	10,580,922	2	10,283,522	2	10,188,739	2

Total equity	393,596,387	79	386,393,765	81	394,903,914	82

TOTAL	$499,896,930	100	$477,458,238	100	$480,031,601	100

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2020		2019
	Amount	%	Amount	%
REVENUES (Notes 29, 37 and 43)	$48,149,999	100	$51,331,161	100
OPERATING COSTS (Notes 10, 27, 29, 30, 37 and 43)	30,390,800	63	33,480,788	65

GROSS PROFIT	17,759,199	37	17,850,373	35

OPERATING EXPENSES (Notes 9, 27, 30, 37 and 43)
Marketing	5,072,556	11	5,407,891	11
General and administrative	1,213,500	3	1,171,158	2
Research and development	936,176	2	920,959	2
Expected credit loss (reversal of credit loss)	6,137	—	(55,953)	—

Total operating expenses	7,228,369	16	7,444,055	15

OTHER INCOME AND EXPENSES (Note 30)	(680)	—	(4,505)	—

INCOME FROM OPERATIONS	10,530,150	21	10,401,813	20

NON-OPERATING INCOME AND EXPENSES
Interest income	39,386	—	52,603	—
Other income (Notes 30 and 37)	43,192	—	56,346	—
Other gains and losses (Notes 30, 36 and 37)	43,989	—	(19,368)	—
Interest expenses (Notes 16, 30 and 37)	(42,387)	—	(25,844)	—
Share of profits of associates accounted for using equity method (Note 14)	37,074	—	79,173	—

Total non-operating income and expenses	121,254	—	142,910	—

INCOME BEFORE INCOME TAX	10,651,404	21	10,544,723	20
INCOME TAX EXPENSE (Notes 3 and 31)	2,104,040	4	2,018,010	4

NET INCOME	8,547,364	17	8,526,713	16

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(In Thousands of New Taiwan Dollars, Except Earnings Per Share)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2020		2019
	Amount	%	Amount	%
TOTAL OTHER COMPREHENSIVE INCOME (LOSS)
Items that will not be reclassified to profit or loss:
Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income (Note 36)	$(1,400,916)	(3)	$(158,988)	—
Gain or loss on hedging instruments subject to basis adjustment (Note 20)	(327)	—	(3,788)	—
Share of remeasurements of defined benefit pension plans of associates (Note 14)	725	—	—	—

	(1,400,518)	(3)	(162,776)	—

Items that may be reclassified subsequently to profit or loss:
Exchange differences arising from the translation of the foreign operations	(11,776)	—	23,530	—
Share of exchange differences arising from the translation of the foreign operations of associates (Note 14)	(188)	—	170	—

	(11,964)	—	23,700	—

Total other comprehensive loss, net of income tax	(1,412,482)	(3)	(139,076)	—

TOTAL COMPREHENSIVE INCOME	$7,134,882	14	$8,387,637	16

NET INCOME ATTRIBUTABLE TO
Stockholders of the parent	$8,283,334	17	$8,356,082	16
Noncontrolling interests	264,030	—	170,631	—

	$8,547,364	17	$8,526,713	16

COMPREHENSIVE INCOME ATTRIBUTABLE TO
Stockholders of the parent	$6,886,813	14	$8,205,310	16
Noncontrolling interests	248,069	—	182,327	—

	$7,134,882	14	$8,387,637	16

EARNINGS PER SHARE (Note 32)
Basic	$1.07		$1.08

Diluted	$1.07		$1.08

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Equity Attributable to Stockholders of the Parent (Notes 13, 20 and 28)
						Others
							Unrealized Gain
						Exchange	or Loss on
						Differences	Financial Assets
						Arising from the	at Fair Value
		Additional Paid-in Capital	Retained Earnings			Translation of	Through Other	Gain or Loss		Noncontrolling
	Common Stocks		Legal Reserve	Special Reserve	Unappropriated	the Foreign	Comprehensive	on Hedging		Interests
					Earnings	Operations	Income	Instruments	Total	(Notes 13 and 28)	Total Equity
BALANCE, JANUARY 1, 2019	$77,574,465	$171,136,764	$77,574,465	$2,675,419	$47,090,522	$(79,427)	$538,272	$1,069	$376,511,549	$9,990,345	$386,501,894
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(872)	—	—	—	—	—	—	(872)	497	(375)
Net income for the three months ended March 31, 2019	—	—	—	—	8,356,082	—	—	—	8,356,082	170,631	8,526,713
Other comprehensive income (loss) for the three months ended March 31, 2019	—	—	—	—	—	15,223	(162,207)	(3,788)	(150,772)	11,696	(139,076)

Total comprehensive income (loss) for the three months ended March 31, 2019	—	—	—	—	8,356,082	15,223	(162,207)	(3,788)	8,205,310	182,327	8,387,637

Share-based payment transactions of subsidiaries	—	(812)	—	—	—	—	—	—	(812)	15,570	14,758

BALANCE, MARCH 31, 2019	$77,574,465	$171,135,080	$77,574,465	$2,675,419	$55,446,604	$(64,204)	$376,065	$(2,719)	$384,715,175	$10,188,739	$394,903,914

BALANCE, JANUARY 1, 2020	$77,574,465	$171,255,985	$77,574,465	$2,675,419	$46,341,361	$(148,377)	$836,598	$327	$376,110,243	$10,283,522	$386,393,765
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(5,580)	—	—	—	—	—	—	(5,580)	47	(5,533)
Net income for the three months ended March 31, 2020	—	—	—	—	8,283,334	—	—	—	8,283,334	264,030	8,547,364
Other comprehensive income (loss) for the three months ended March 31, 2020	—	—	—	—	725	(12,593)	(1,384,326)	(327)	(1,396,521)	(15,961)	(1,412,482)

Total comprehensive income (loss) for the three months ended March 31, 2020	—	—	—	—	8,284,059	(12,593)	(1,384,326)	(327)	6,886,813	248,069	7,134,882

Share-based payment transactions of subsidiaries	—	23,989	—	—	—	—	—	—	23,989	49,284	73,273

BALANCE, MARCH 31, 2020	$77,574,465	$171,274,394	$77,574,465	$2,675,419	$54,625,420	$(160,970)	$(547,728)	$—	$383,015,465	$10,580,922	$393,596,387

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2020	2019
CASH FLOWS FROM OPERATING ACTIVITIES
Income before income tax	$10,651,404	$10,544,723
Adjustments to reconcile income before income tax to net cash provided by operating activities:
Depreciation	7,759,282	7,693,369
Amortization	1,059,023	1,064,194
Amortization of incremental costs of obtaining contracts	196,659	376,902
Expected credit loss (reversal of credit loss)	6,137	(55,953)
Interest expenses	42,387	25,844
Interest income	(39,386)	(52,603)
Compensation cost of share-based payment transactions	1,646	430
Share of profits of associates accounted for using equity method	(37,074)	(79,173)
Loss on disposal of property, plant and equipment	680	4,505
Loss on disposal of financial instruments	1,788	—
Provision for inventory and obsolescence	23,601	95,682
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	12,374	7,193
Others	(50,887)	(23,594)
Changes in operating assets and liabilities:
Decrease (increase) in:
Contract assets	8,189	212,752
Trade notes and accounts receivable	3,042,468	2,615,369
Receivable from related parties	7,122	6,019
Inventories	(454,018)	1,120,704
Prepayments	(3,152,564)	(3,108,829)
Other current monetary assets	122,464	(42,281)
Other current assets	553,493	(349,765)
Incremental cost of obtaining contracts	(183,834)	(159,206)
Increase (decrease) in:
Contract liabilities	149,694	1,762,269
Trade notes and accounts payable	(3,422,773)	(5,516,944)
Payables to related parties	(315,534)	(556,618)
Other payables	(2,523,167)	(2,240,856)
Provisions	(4,839)	3,682
Other current liabilities	(6,481)	(107,442)
Net defined benefit plans	(42,023)	121,537

Cash generated from operations	13,405,831	13,361,910
Interest paid	(76,758)	(25,844)
Income tax paid	(8,521)	(117,351)

Net cash provided by operating activities	13,320,552	13,218,715

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In Thousands of New Taiwan Dollars)

(Reviewed, Not Audited)

	Three Months Ended March 31
	2020	2019
CASH FLOWS FROM INVESTING ACTIVITIES
Purchase of financial assets at fair value through other comprehensive income	$(35,433)	$—
Purchase of financial assets at fair value through profit or loss	(38,944)	—
Proceeds from disposal of financial assets at fair value through profit or loss	29,741	—
Acquisition of time deposits and negotiable certificates of deposit with maturities of more than three months	(1,391,556)	(1,563,562)
Proceeds from disposal of time deposits and negotiable certificates of deposit with maturities of more than three months	2,616,599	3,931,264
Acquisition of property, plant and equipment	(3,729,411)	(4,492,381)
Proceeds from disposal of property, plant and equipment	14,465	9,618
Acquisition of intangible assets	(47,420,261)	(54,332)
Decrease (increase) in other noncurrent assets	70,533	(618,400)
Interest received	45,620	58,028

Net cash used in investing activities	(49,838,647)	(2,729,765)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceeds from short-term loans	70,000	300,000
Repayment of short-term loans	(90,000)	(225,000)
Proceeds from short-term bills payable	29,000,000	—
Repayment of short-term bills payable	(9,000,000)	—
Decrease in customers’ deposits	(150,695)	(78,673)
Payment for the principal of lease liabilities	(992,494)	(1,019,347)
Increase in other noncurrent liabilities	143,343	89,809
Change in other noncontrolling interests	71,627	14,328

Net cash provided by (used in) financing activities	19,051,781	(918,883)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	(13,379)	13,355

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(17,479,693)	9,583,422
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	34,049,643	27,644,780

CASH AND CASH EQUIVALENTS, END OF PERIOD	$16,569,950	$37,228,202

(Concluded)

The accompanying notes are an integral part of the consolidated financial statements.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED MARCH 31, 2020 AND 2019

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

(Reviewed, Not Audited)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

Effective August 12, 2005, the MOTC completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common stocks were listed and traded on the Taiwan Stock Exchange (the “TWSE”) on October 27, 2000. Certain of Chunghwa’s common stocks were sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common stocks were also sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common stocks of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”.

The consolidated financial statements are presented in Chunghwa’s functional currency, New Taiwan dollars.

2.	APPROVAL OF FINANCIAL STATEMENTS

The consolidated financial statements were approved by the Board of Directors on May 6, 2020.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Except for the following items, the accounting policies applied in these consolidated financial statements are consistent with those applied in the consolidated financial statements for the year ended December 31, 2019. Please refer to the consolidated financial statements for the year ended December 31, 2019 for the details.

Statement of Compliance

The accompanying consolidated financial statements have been prepared in conformity with the Regulations Governing the Preparation of Financial Reports by Securities Issuers and International Accounting Standard 34 “Interim Financial Reporting” endorsed and issued into effect by the Financial Supervisory Commission (the “FSC”). The consolidated financial statements do not present all the disclosures required for a complete set of annual consolidated financial statements as required by International Financial Reporting Standards (IFRS), International Accounting Standards (IAS), International Financing Reporting Interpretations Committee (IFRIC) and SIC Interpretation (SIC) (collectively, the “IFRSs”) endorsed and issued into effect by the FSC.

Basis of Consolidation

The detail information of the subsidiaries at the end of reporting period was as follows:

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2020	December 31, 2019	March 31, 2019	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd. (“SENAO”)	Handset and peripherals retailer, sales of CHT mobile phone plans as an agent	28	28	28	a.
	Light Era Development Co., Ltd. (“LED”)	Planning and development of real estate and intelligent buildings, and property management	100	100	100
	Donghwa Telecom Co., Ltd. (“DHT”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa System Integration Co., Ltd. (“CHSI”)	Providing system integration services and telecommunications equipment	100	100	100
	Chunghwa Investment Co., Ltd. (“CHI”)	Investment	89	89	89
	CHIEF Telecom Inc. (“CHIEF”)	Network integration, internet data center (“IDC”), communications integration and cloud application services	56	57	57	b.
	CHYP Multimedia Marketing & Communications Co., Ltd. (“CHYP”)	Digital information supply services and advertisement services	100	100	100
	Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Investment	100	100	100
	Spring House Entertainment Tech. Inc. (“SHE”)	Software design services, internet contents production and play, and motion picture production and distribution	56	56	56	c.
	Chunghwa Telecom Global, Inc. (“CHTG”)	International private leased circuit, internet services, and transit services	100	100	100
	Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	100	100	100
	Smartfun Digital Co., Ltd. (“SFD”)	Providing diversified family education digital services	65	65	65
	Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	International private leased circuit, IP VPN service, and IP transit services	100	100	100
	Chunghwa Sochamp Technology Inc. (“CHST”)	Design, development and production of Automatic License Plate Recognition software and hardware	51	51	51

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2020	December 31, 2019	March 31, 2019	Note
	Honghwa International Co., Ltd. (“HHI”)	Telecommunications engineering, sales agent of mobile phone plan application and other business services, etc	100	100	100
	Chunghwa Leading Photonics Tech Co., Ltd. (“CLPT”)	Production and sale of electronic components and finished products	75	75	75
	Chunghwa Telecom (Thailand) Co., Ltd. (“CHTT”)	International private leased circuit, IP VPN service, ICT and cloud VAS services	100	100	100	d.
	CHT Security Co., Ltd. (“CHTSC”)	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	80	80	80
Senao International Co., Ltd.	Senao International (Samoa) Holding Ltd. (“SIS”)	International investment	100	100	100
	Youth Co., Ltd. (“Youth”)	Sale of information and communication technologies products	93	93	93
	Aval Technologies Co., Ltd. (“Aval”)	Sale of information and communication technologies products	100	100	100
	Senyoung Insurance Agent Co., Ltd. (“SENYOUNG”)	Property and liability insurance agency	100	100	100
Youth Co., Ltd.	ISPOT Co., Ltd. (“ISPOT”)	Sale of information and communication technologies products	100	100	100
	Youyi Co., Ltd. (“Youyi”)	Maintenance of information and communication technologies products	100	100	100
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd. (“Wiin”)	Sale of information and communication technologies products	100	100	—	e.
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd. (“Senaolife”)	Life insurance services	100	100	—	f.
Light Era Development Co., Ltd.	Taoyuan Asia Silicon Valley Innovation Co., Ltd. (“TASVI”)	Development of real estate	—	—	60	g.
CHIEF Telecom Inc.	Unigate Telecom Inc. (“Unigate”)	Telecommunications and internet service	100	100	100
	Chief International Corp. (“CIC”)	Telecommunications and internet service	100	100	100
	Shanghai Chief Telecom Co., Ltd. (“SCT”)	Telecommunications and internet service	49	49	49	h.
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Production and sale of semiconductor testing components and printed circuit board	34	34	34	i.
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Design and after-sale services of semiconductor testing components and printed circuit board	100	100	100
	CHPT Japan Co., Ltd. (“CHPT (JP)”)	Related services of electronic parts, machinery processed products and printed circuit board	100	100	100

(Continued)

			Percentage of Ownership
Name of Investor	Name of Investee	Main Businesses and Products	March 31, 2020	December 31, 2019	March 31, 2019	Note
	Chunghwa Precision Test Tech. International, Ltd. (“CHPT (International)”)	Wholesale and retail of electronic materials, and investment	100	100	100
Senao International (Samoa) Holding Ltd.	Senao International HK Limited (“SIHK”)	International investment	100	100	100
Senao International HK Limited	Senao Trading (Fujian) Co., Ltd. (“STF”)	Sale of information and communication technologies products	—	—	100	j.
	Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Sale of information and communication technologies products	100	100	100
	Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Sale of information and communication technologies products	—	—	—	k.
Prime Asia Investments Group Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd. (“CHC”)	Investment	100	100	100
Chunghwa Hsingta Co., Ltd. (“CHC”)	Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	100	100	100
Chunghwa Precision Test Tech. International, Ltd.	Shanghai Taihua Electronic Technology Limited (“STET”)	Design of printed circuit board and related consultation service	100	100	100
	Su Zhou Precision Test Tech. Ltd. (“SZPT”)	Assembly processed of circuit board, design of printed circuit board and related consultation service	100	100	—	l.

(Concluded)

a.

Chunghwa continues to control over half of the seats of the Board of Directors of SENAO (six out of eleven seats as of March 31, 2020) through the support of large beneficial stockholders. As a result, the accounts of SENAO are included in the consolidated financial statements.

b.

CHIEF issued new shares in March 2020, March and November 2019 as its employees exercised their options. Therefore, the Company’s ownership interest in CHIEF decreased to 59.75% and 59.10% as of December 31, 2019 and March 31, 2020, respectively.

c.	SHE reduced 19.72% of its capital to offset accumulated deficits in December 2019 and the Company’s ownership interest in SHE remained the same.

d.	The Company increased its investment in CHTT proportionally in October 2019 and the Company’s ownership interest in CHTT remained the same.

e.	Aval invested 100% equity shares of Wiin Technology Co., Ltd. (“Wiin”) in September 2019.

f.	SENYOUNG invested 100% equity shares of Senaolife Insurance Agent Co., Ltd. (“Senaolife”) in November 2019.

g.	TASVI completed its liquidation in September 2019.

h.

CHIEF obtained two out of three seats of the Board of Directors of SCT according to the mutual agreements among stockholders and gained control over SCT; hence, SCT is deemed as a subsidiary of the Company.

i.

Though the Company’s ownership interest in CHPT is less than 50%, the management considered the absolute and relative size of ownership interest, and the dispersion of shares owned by the other stockholders and concluded that the Company has a sufficiently dominant voting interest to direct the relevant activities; hence, CHPT is deemed as a subsidiary of the Company.

j.	STF completed its liquidation in May 2019.

k.	SITJ completed its liquidation in March 2019.

i.	CHPT (International) invested 100% equity shares of Su Zhou Precision Test Tech. Ltd. (“SZPT”) in October 2019.

The following diagram presented information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of March 31, 2020.

Other Significant Accounting Policies

a.	Defined benefit retirement benefits

Pension cost for an interim period is calculated on a year-to-date basis by using the actuarially determined pension cost rate at the end of the prior financial year, adjusted for significant market fluctuations since that time and for other significant one-off events.

b.	Taxation

Income tax expense represents the sum of the tax currently payable and deferred tax. Income taxes for interim period are assessed on an annual basis and calculated by applying to an interim period’s pre-tax income the tax rate that would be applicable to expected total annual earnings.

The measurement of deferred tax assets and liabilities reflects the tax consequences that would follow from the manner in which the Company expects to recover or settle the carrying amount of its assets and liabilities at balance sheet date.

4.	CRITICAL ACCOUNTING JUDGMENTS AND KEY SOURCES OF ESTIMATION, UNCERTAINTY AND ASSUMPTION

In the application of the Company’s accounting policies, the management is required to make judgments, estimates and assumptions which are based on historical experience and other factors that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed by the management on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

For the critical accounting judgments and key sources of estimation, uncertainty and assumption applied in these consolidated financial statements, please refer to the consolidated financial statements for the year ended December 31, 2019.

5.	APPLICATION OF NEW AND REVISED STANDARDS AND INTERPRETATIONS

a.	Initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs endorsed and issued into effect by the FSC

The initial application of the amendments to the Regulations Governing the Preparation of Financial Reports by Securities Issuers and the IFRSs issued by the International Accounting Standards Board and endorsed and issued into effect by the FSC (collectively, the “Taiwan-IFRSs”) does not have material impacts on the Company’s consolidated financial statements.

b.	IFRSs issued by the IASB but not yet endorsed and issued into effect by the FSC

New, Revised or Amended Standards and Interpretations		Effective Date Announced by IASB (Note)
Amendments to IFRS 10 and IAS 28	Sale or Contribution of Assets between An Investor and Its Associate or Joint Venture	To be determined by IASB

Amendments to IAS 1	Classification of liabilities as current or noncurrent	January 1, 2022

Note:	The above New IFRSs are effective for annual periods beginning on or after their respective effective dates.

As of the date the consolidated financial statements were authorized for issue, the Company is continuously assessing the possible impact that the application of above standards and interpretations will have on the Company’s financial position and operating result and will disclose the relevant impact when the assessment is completed.

6.	CASH AND CASH EQUIVALENTS

	March 31, 2020	December 31, 2019	March 31, 2019
Cash
Cash on hand	$311,405	$353,499	$413,478
Bank deposits	8,437,027	9,432,814	9,199,415

	8,748,432	9,786,313	9,612,893

Cash equivalents (investments with maturities of less than three months)
Commercial paper	4,955,878	20,109,823	12,303,571
Negotiable certificates of deposit	550,000	1,700,000	12,400,000
Time deposits	2,312,602	2,450,509	2,911,738
Repurchase agreements collateralized by bonds	3,038	2,998	—

	7,821,518	24,263,330	27,615,309

	$16,569,950	$34,049,643	$37,228,202

The annual yield rates of bank deposits, commercial paper, negotiable certificates of deposit, time deposits and repurchase agreements collateralized by bonds as of balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Bank deposits	0.00%-0.50%	0.00%-0.74%	0.00%-0.85%
Commercial paper	0.34%-0.52%	0.47%-0.54%	0.46%-0.52%
Negotiable certificates of deposit	0.60%	0.58%-0.60%	0.54%-0.63%
Time deposits	0.09%-4.40%	0.09%-4.40%	0.09%-4.40%
Repurchase agreements collateralized by bonds	1.45%	1.90%	—

7.	FINANCIAL INSTRUMENTS AT FAIR VALUE THROUGH PROFIT OR LOSS

	March 31, 2020	December 31, 2019	March 31, 2019
Financial assets-current
Mandatorily measured at FVTPL
Derivatives (not designated for hedge)
Forward exchange contracts	$—	$53	$—
Non-derivatives
Listed stocks - domestic	6,631	463	—

	$6,631	$516	$—

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Financial assets-noncurrent
Mandatorily measured at FVTPL
Non-derivatives
Non-listed stocks - domestic	$502,249	$510,801	$287,259
Non-listed stocks - foreign	265,113	267,304	224,015

	$767,362	$778,105	$511,274

Financial liabilities-current
Held for trading
Derivatives (not designated for hedge)
Forward exchange contracts	$570	$239	$2,219

(Concluded)

Outstanding forward exchange contracts not designated for hedge as of balance sheet dates were as follows:

			Contract Amount
	Currency	Maturity Period	(Thousands)
March 31, 2020
Forward exchange contracts - buy	EUR/NT$	2020.06	EUR1,063/NT$35,905
December 31, 2019
Forward exchange contracts - buy	EUR/NT$	2020.03	EUR1,500/NT$50,910
Forward exchange contracts - buy	US$/NT$	2020.01	US$850/NT$25,524
March 31, 2019
Forward exchange contracts - buy	EUR/NT$	2019.06	EUR6,050/NT$212,082
Forward exchange contracts - buy	US$/NT$	2019.04	US$300/NT$9,245

The Company entered into the above forward exchange contracts to manage its exposure to foreign currency risk due to fluctuations in exchange rates. However, the aforementioned derivatives did not meet the criteria for hedge accounting.

8.	FINANCIAL ASSETS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME - NONCURRENT

	March 31, 2020	December 31, 2019	March 31, 2019
Domestic investments
Listed stocks	$1,823,534	$2,453,616	$2,599,314
Non-listed stocks	3,983,097	4,680,931	3,997,088

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Foreign investments
Non-listed stocks	$96,550	$134,370	$177,704

	$5,903,181	$7,268,917	$6,774,106

(Concluded)

The Company holds the above foreign and domestic stocks for medium to long-term strategic purposes and expects to profit from long-term investment. Accordingly, the management elected to designate these investments in equity instruments at FVOCI as they believe that recognizing short-term fair value fluctuations of these investments in profit or loss is not consistent with the Company’s strategy of holding these investments for long-term purposes.

The Company holds Powtec ElectroChemical Corporation (“Powtec”) as financial assets at FVOCI. The Board of Directors of Powtec resolved in February 2020 to file a petition with court for the declaration of its bankruptcy which was adjudged by the court in April 2020. The Company evaluated and determined the fair value of such investment was nil on March 31, 2020.

9.	TRADE NOTES AND ACCOUNTS RECEIVABLE, NET

	March 31, 2020	December 31, 2019	March 31, 2019
Trade notes and accounts receivable	$25,763,047	$28,767,539	$30,074,822
Less: Loss allowance	(2,361,507)	(2,359,756)	(2,550,550)

	$23,401,540	$26,407,783	$27,524,272

The main credit terms range from 30 to 90 days.

The Company serves a large consumer base for telecommunications business; therefore, the concentration of credit risk is limited. When having transactions with customers, the Company considers the record of arrears in the past. In addition, the Company may also collect some telecommunication charges in advance to reduce the payment arrears in subsequent periods.

The Company adopted a policy of dealing with counterparties with certain credit ratings for project business and to obtain collateral where necessary to mitigate the risk of loss arising from defaults. Credit rating information is provided by independent rating agencies where available and, if such credit rating information is not available, the Company uses other publicly available financial information and its own historical transaction experience to rate its major customers. The Company continues to monitor the credit exposure and credit ratings of its counterparties and spread the credit risk amongst qualified counterparties.

In order to mitigate credit risk, the management of the Company has delegated a team responsible for determining credit limits, credit approvals and other monitoring procedures to ensure the recoverability of receivables. In addition, the Company reviews the recoverable amount of receivables at balance sheet dates to ensure that adequate allowance is provided for possible irrecoverable amounts. In this regard, the management believes the Company’s credit risk could be reasonably reduced.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. The expected credit losses on receivables are estimated using a provision matrix by reference to past default experience of the customers and an analysis of the customers’ current financial positions, as well as the forward-looking indicators such as macroeconomic business indicator.

When there is evidence indicating that the counterparty is in evasion, bankruptcy, deregistration of its company or the accounts receivable are over two years past due and the recoverable amount cannot be reasonable estimated, the Company writes off the trade notes and accounts receivable. For accounts receivable that have been written off, the Company continues to engage in enforcement activity to attempt to recover the receivables due. Where recoveries are made, these are recognized in profit or loss.

Except for receivables arising from telecommunications business and project business, the Company’s remaining accounts receivable are limited. Therefore, only Chunghwa’s provision matrix arising from telecommunications business and project business is disclosed below:

March 31, 2020

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-2%	0%-24%	0%-68%	0%-83%	17%-90%	25%-96%	100%
Gross carrying amount	$17,985,058	$247,357	$76,261	$44,069	$28,652	$26,575	$662,490	$19,070,462
Loss allowance (lifetime ECL)	(55,180)	(29,938)	(25,869)	(26,350)	(25,732)	(24,799)	(662,490)	(850,358)

Amortized cost	$17,929,878	$217,419	$50,392	$17,719	$2,920	$1,776	$—	$18,220,104

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,008,876	$128,593	$7,150	$35,195	$24,960	$17,489	$1,404,358	$3,626,621
Loss allowance (lifetime ECL)	(2,445)	(7,044)	(715)	(11,109)	(12,554)	(14,061)	(1,404,358)	(1,452,286)

Amortized cost	$2,006,431	$121,549	$6,435	$24,086	$12,406	$3,428	$—	$2,174,335

December 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%- 2%	0%-25%	0%-68%	0%-83%	11%-90%	17%-96%	100%
Gross carrying amount	$19,020,326	$267,902	$74,775	$46,782	$40,771	$28,021	$600,985	$20,079,562
Loss allowance (lifetime ECL)	(55,903)	(25,517)	(27,630)	(34,624)	(26,281)	(27,366)	(600,985)	(798,306)

Amortized cost	$18,964,423	$242,385	$47,145	$12,158	$14,490	$655	$—	$19,281,256

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$4,053,681	$78,147	$52,227	$29,527	$12,688	$1,040	$1,471,840	$5,699,150
Loss allowance (lifetime ECL)	(2,637)	(4,892)	(5,223)	(10,577)	(6,344)	(832)	(1,471,840)	(1,502,345)

Amortized cost	$4,051,044	$73,255	$47,004	$18,950	$6,344	$208	$—	$4,196,805

March 31, 2019

	Not Past Due	Past Due Less than 30 Days	Pass Due 31 to 60 Days	Pass Due 61 to 90 Days	Pass Due 91 to 120 Days	Pass Due 121 to 180 Days	Pass Due over 180 Days	Total
Telecommunications business
Expected credit loss rate (Note a)	0%-3%	3%-29%	8%-70%	19%-83%	30%-90%	58%-96%	100%
Gross carrying amount	$22,471,713	$484,292	$121,606	$57,219	$130,153	$29,607	$439,878	$23,734,468
Loss allowance (lifetime ECL)	(74,225)	(30,867)	(28,169)	(25,686)	(26,075)	(26,339)	(439,878)	(651,239)

Amortized cost	$22,397,488	$453,425	$93,437	$31,533	$104,078	$3,268	$—	$23,083,229

Project business
Expected credit loss rate (Note b)	0%-5%	5%	10%	30%	50%	80%	100%
Gross carrying amount	$2,069,173	$130,563	$75,300	$207,572	$47,669	$17,095	$1,692,221	$4,239,593
Loss allowance (lifetime ECL)	(10,785)	(9,189)	(7,678)	(70,693)	(31,909)	(13,808)	(1,692,221)	(1,836,283)

Amortized cost	$2,058,388	$121,374	$67,622	$136,879	$15,760	$3,287	$—	$2,403,310

Note a: Please refer to Notes 29 and 43 for the information of disaggregation of telecommunications service revenue. The expected credit loss rate applicable to different business revenue varies so as to reflect the risk level indicating by factors like historical experience.

Note b: The project business has different loss types according to the customer types. The expected credit loss rate listed above is for general customers. When the customer is a government-affiliated entity, it is anticipated that there will not be an instance of credit loss. Customers with past history of bounced checks or accounts receivable exceeding six months overdue are classified as high-risk customers, with an expected credit loss rate of 50%, increasing by period as the days overdue increase.

Movements of loss allowance for trade notes and accounts receivable were as follows:

	Three Months Ended March 31
	2020	2019
Beginning balance	$2,359,756	$2,602,055
Add: Provision for (reversal of) credit loss	5,930	(2,227)
Less: Amounts written off	(4,179)	(49,278)

Ending balance	$2,361,507	$2,550,550

10.	INVENTORIES

	March 31, 2020	December 31, 2019	March 31, 2019
Merchandise	$3,443,108	$3,858,034	$3,607,408
Project in process	11,864,846	11,113,286	7,991,698
Work in process	161,540	141,417	108,766
Raw materials	228,875	155,495	120,584

	15,698,369	15,268,232	11,828,456
Land held under development	1,998,733	1,998,733	1,998,733
Construction in progress	77,591	77,311	77,140

	$17,774,693	$17,344,276	$13,904,329

The operating costs related to inventories were $10,154,244 thousand (including the valuation loss on inventories of $23,601 thousand) and $12,163,408 thousand (including the valuation loss on inventories of $95,682 thousand) for the three months ended March 31, 2020 and 2019, respectively.

As of March 31, 2020, December 31, 2019 and March 31, 2019, inventories of $2,076,324 thousand, $2,076,044 thousand and $2,075,873 thousand, respectively, were expected to be recovered after more than twelve months. The aforementioned amount of inventories is related to property development owned by LED.

Land held under development and construction in progress was developed by LED for Qingshan Sec., Dayuan Dist., Taoyuan City project.

11.	PREPAYMENTS

	March 31, 2020	December 31, 2019	March 31, 2019
Prepaid rents	$3,317,182	$3,382,560	$3,629,909
Prepaid salary and bonus	3,085,701	5,117	3,105,568
Others	1,312,275	1,174,917	1,050,937

	$7,715,158	$4,562,594	$7,786,414

Current
Prepaid salary and bonus	$3,085,701	$5,117	$3,105,568
Prepaid rents	705,322	704,607	699,428
Others	1,312,199	1,173,535	1,050,309

	$5,103,222	$1,883,259	$4,855,305

Noncurrent
Prepaid rents	$2,611,860	$2,677,953	$2,930,481
Others	76	1,382	628

	$2,611,936	$2,679,335	$2,931,109

Prepaid rents comprised the prepayments from the lease agreements applying the recognition exemption and the prepayments for leases that do not meet the definition of leases under IFRS 16.

12.	OTHER CURRENT MONETARY ASSETS

	March 31, 2020	December 31, 2019	March 31, 2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	$4,747,464	$5,959,074	$5,789,466
Repurchase agreements collateralized by bonds with maturities of more than three months	15,113	14,990	—
Others	1,396,564	1,524,500	1,379,781

	$6,159,141	$7,498,564	$7,169,247

The annual yield rates of time deposits, negotiable certificates of deposit and repurchase agreements collateralized by bonds with maturities of more than three months at balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Time deposits and negotiable certificates of deposit with maturities of more than three months	0.03%-2.73%	0.03%-2.73%	0.03%-2.95%
Repurchase agreements collateralized by bonds with maturities of more than three months	2.50%	2.50%	—

13.	SUBSIDIARIES

a.	Information on significant noncontrolling interest subsidiary

	Principal	Proportion of Ownership Interests and Voting Rights Held by Noncontrolling Interests
Subsidiaries	Place of Business	March 31, 2020	December 31, 2019	March 31, 2019
SENAO	Taiwan	72%	72%	72%
CHPT	Taiwan	66%	66%	66%

	Profit Allocated to Noncontrolling Interests		Accumulated Noncontrolling Interests
	Three Months Ended March 31		March 31,	December 31,	March 31,
	2020	2019	2020	2019	2019
SENAO	$63,212	$45,219	$4,331,638	$4,267,547	$4,273,647

CHPT	$117,684	$61,937	4,354,343	4,236,872	4,106,192

Individually immaterial subsidiaries with noncontrolling interests			1,894,941	1,779,103	1,808,900

			$10,580,922	$10,283,522	$10,188,739

Summarized financial information in respect of SENAO and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2020	December 31, 2019	March 31, 2019
Current assets	$7,108,725	$6,751,385	$7,016,462
Noncurrent assets	3,362,736	3,321,252	3,527,483
Current liabilities	(3,928,940)	(3,617,165)	(3,950,067)
Noncurrent liabilities	(587,578)	(589,882)	(719,587)

Equity	$5,954,943	$5,865,590	$5,874,291

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Equity attributable to the parent	$1,623,305	$1,598,043	$1,600,644
Equity attributable to noncontrolling interests	4,331,638	4,267,547	4,273,647

	$5,954,943	$5,865,590	$5,874,291

(Concluded)

	Three Months Ended March 31
	2020	2019
Revenues and income	$6,776,807	$7,827,185
Costs and expenses	6,688,643	7,763,979

Profit for the period	$88,164	$63,206

Profit attributable to the parent	$24,952	$17,987
Profit attributable to noncontrolling interests	63,212	45,219

Profit for the period	$88,164	$63,206

Other comprehensive income attributable to the parent	$261	$3,159
Other comprehensive income attributable to noncontrolling interests	665	7,199

Other comprehensive income for the period	$926	$10,358

Total comprehensive income attributable to the parent	$25,213	$21,146
Total comprehensive income attributable to noncontrolling interests	63,877	52,418

Total comprehensive income for the period	$89,090	$73,564

Net cash flow from operating activities	$181,557	$34,785
Net cash flow from investing activities	(5,776)	186,604
Net cash flow from financing activities	(81,563)	(86,449)
Effect of exchange rate changes on cash and cash equivalents	92	63

Net cash inflow	$94,310	$135,003

Summarized financial information in respect of CHPT and its subsidiaries that has material noncontrolling interests is set out below. The summarized financial information below represented amounts before intercompany eliminations.

	March 31, 2020	December 31, 2019	March 31, 2019
Current assets	$3,890,284	$3,709,630	$4,277,957
Noncurrent assets	4,025,176	4,043,881	3,114,279

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Current liabilities	$(1,274,059)	$(1,287,597)	$(1,135,278)
Noncurrent liabilities	(18,827)	(22,003)	(11,903)

Equity	$6,622,574	$6,443,911	$6,245,055

Equity attributable to CHI	$2,268,231	$2,207,039	$2,138,863
Equity attributable to noncontrolling interests	4,354,343	4,236,872	4,106,192

	$6,622,574	$6,443,911	$6,245,055

(Concluded)

	Three Months Ended March 31
	2020	2019
Revenues and income	$909,295	$611,749
Costs and expenses	730,309	517,548

Profit for the period	$178,986	$94,201

Profit attributable to CHI	$61,302	$32,264
Profit attributable to noncontrolling interests	117,684	61,937

Profit for the period	$178,986	$94,201

Other comprehensive income attributable to CHI	$(110)	$338
Other comprehensive income (loss) attributable to noncontrolling interests	(213)	649

	$(323)	$987

Total comprehensive income attributable to the CHI	$61,192	$32,602
Total comprehensive income attributable to noncontrolling interests	117,471	62,586

	$178,663	$95,188

Net cash flow from operating activities	$175,028	$205,270
Net cash flow from investing activities	(103,378)	(235,104)
Net cash flow from financing activities	(5,482)	(5,364)
Effect of exchange rate changes on cash and cash equivalents	4,403	714

Net cash inflow (outflow)	$70,571	$(34,484)

b.	Equity transactions with noncontrolling interests

CHIEF issued new shares in March 2020, March and November 2019 as its employees exercised their options. Therefore, the Company’s equity ownership interest in CHIEF decreased. See Note 33(b) for details.

The above transactions were accounted for as equity transactions since the Company did not cease to have control over these subsidiaries.

Information of the Company’s equity transactions with noncontrolling interests for the three months ended March 31, 2020 and 2019 were as follows:

	CHIEF Share-Based Payment
	Three Months Ended March 31
	2020	2019
Cash consideration received from noncontrolling interests	$71,627	$14,328
The proportionate share of the carrying amount of the net assets of the subsidiary transferred to noncontrolling interests	(47,638)	(15,140)

Differences arising from equity transactions	$23,989	$(812)

Line items for equity transaction adjustments
Additional paid-in capital - arising from changes in equities of subsidiaries	$23,989	$(812)

14.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

Investments in associates were as follows:

	Carrying Amount
	March 31, 2020	December 31, 2019	March 31, 2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	$4,040,695	$4,074,168	$—

Associates that are not individually material
Listed
Senao Networks, Inc. (“SNI”)	982,484	953,685	944,463
KingwayTek Technology Co., Ltd. (“KWT”)	245,294	253,021	—
Non-listed
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	504,119	500,930	522,084
International Integrated System, Inc. (“IISI”)	330,805	340,240	307,978
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	329,843	316,535	302,794
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	270,338	272,166	234,238
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	199,145	194,081	197,740
So-net Entertainment Taiwan Limited (“So-net”)	191,140	189,396	127,980
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	160,061	150,789	139,951
Taiwan International Ports Logistics Corporation (“TIPL”)	51,765	50,979	49,887
Click Force Co., Ltd. (“CF”)	36,823	37,120	37,835

(Continued)

	Carrying Amount
	March 31, 2020	December 31, 2019	March 31, 2019
Cornerstone Ventures Co., Ltd. (“CVC”)	$5,646	$5,507	$4,950
UUPON Inc. (“UUPON”)	5,141	10,529	14,238
Alliance Digital Tech Co., Ltd. (“ADT”)	5,080	5,080	5,080
KingwayTek Technology Co., Ltd. (“KWT”)	—	—	135,690
MeWorks Limited (HK) (“MeWorks”)	—	—	—

	3,317,684	3,280,058	3,024,908

	$7,358,379	$7,354,226	$3,024,908

		(Concluded)

The percentages of ownership and voting rights in associates held by the Company as of balance sheet dates were as follows:

	% of Ownership and Voting Rights
	March 31, 2020	December 31, 2019	March 31, 2019
Material associate
Next Commercial Bank Co., Ltd. (“NCB”) (Note)	42	42	—
Associates that are not individually material
Senao Networks, Inc. (“SNI”)	34	34	34
KingwayTek Technology Co., Ltd. (“KWT”)	23	23	26
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	38	38	38
International Integrated System, Inc. (“IISI”)	31	31	32
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	30	30	30
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	40	40	40
Chunghwa PChome Fund I Co., Ltd. (“CPFI”)	50	50	50
So-net Entertainment Taiwan Limited (“So-net”)	30	30	30
KKBOX Taiwan Co., Ltd. (“KKBOXTW”)	30	30	30
Taiwan International Ports Logistics Corporation (“TIPL”)	27	27	27
Click Force Co., Ltd. (“CF”)	49	49	49
Cornerstone Ventures Co., Ltd. (“CVC”)	49	49	49
UUPON Inc. (“UUPON”)	22	22	22
Alliance Digital Tech Co., Ltd. (“ADT”)	14	14	14
MeWorks Limited (HK) (“MeWorks”)	20	20	20

Note: NCB was a preparatory office on December 31, 2019.

Summarized financial information of NCB was set out below:

	March 31, 2020	December 31, 2019
Current assets	$9,647,964	$10,000,028
Noncurrent assets	596,270	451,897
Current liabilities	(30,848)	(291,399)
Noncurrent liabilities	(569,723)	(436,975)

Equity	$9,643,663	$9,723,551

The percentage of ownership held by the company	41.9%	41.9%
Equity attributable to the Company and carrying amount of investment	$4,040,695	$4,074,168

		Three Months Ended March 31, 2019
Revenues		$—

Net loss for the period		$(79,888)
Other comprehensive income		—

Total comprehensive loss for the period		$(79,888)

Except for NCB, no associate is considered individually material to the Company. Summarized financial information of associates that are not individually material to the Company was as follows:

	Three Months Ended March 31
	2020	2019
The Company’s share of profits	$70,547	$79,173
The Company’s share of other comprehensive income	537	170

The Company’s share of total comprehensive income	$71,084	$79,343

The Level 1 fair values of associates based on the closing market prices as of the balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
SNI	$1,424,139	$2,014,353	$1,765,667
KWT	$591,561	$872,729	$—

The participation of establishing NCB was approved by Chunghwa’s Board of Directors in January 2019. The establishment of NCB was approved by the FSC in July 2019 and the incorporation of NCB was approved by the Ministry of Economic Affairs Department of Commerce in January 2020. Chunghwa prepaid investment funds to NCB in February and November 2019 amounting to $4,190,000 thousand (included in other assets), for ownership interest of 41.90%. Chunghwa obtained six out of fifteen seats of the Board of Directors of NCB; therefore, Chunghwa does not have control over NCB and merely has significant influence over NCB and treats it as an associate. NCB mainly engages in online banking business in Taiwan.

The Company disposed some shares of KWT in April 2019 before KWT traded its shares on the General Stock Market of the Taipei Exchange according to the local requirements. In addition, the Company did not participate in the capital increase of KWT in May 2019 and KWT repurchased its stock from December 2019 to February 2020. Therefore, the Company’s ownership interest in KWT changed to 22.52% and 22.72% as of December 31, 2019 and March 31, 2020, respectively.

IISI issued new shares in March and September 2019 as its employees exercised their options; therefore, the Company’s ownership interest in IISI decreased to 31.47% as of December 31, 2019. The investment of 20.58% of ownership interest in IISI was approved by Chunghwa’s Board of Directors in January 2020. As of March 31,2020, the equity transaction was not completed. Chunghwa expects to obtain more than 50% of ownership interest and half of the seats of the Board of Directors in IISI, therefore, Chunghwa will gain control over IISI and treat it as a subsidiary.

The Company invested and obtained 50% equity shares of CPFI. The Company has only two out of five seats of the Board of Directors of CPFI and has no control but significant influence over CPFI. Therefore, the Company recognized CPFI as investment in associate.

The Company invested and obtained 49% equity shares of CVC. The Company has only two out of five seats of the Board of Directors of CVC and has no control but significant influence over CVC. Therefore, the Company recognized CVC as investment in associate.

The Company owns 14% equity shares of ADT. As the Company remains the seat in the Board of Directors of ADT and considers the relative size of ownership interest and the dispersion of shares owned by the other stockholders, the Company remains significant influence over ADT. In June 2018, the stockholders of ADT approved to dissolve. The liquidation of ADT is still in process.

The Company’s share of profits and other comprehensive income (loss) of associates was recognized based on the reviewed financial statements.

15.	PROPERTY, PLANT AND EQUIPMENT

	March 31, 2020	December 31, 2019	March 31, 2019
Assets used by the Company	$272,137,995	$276,370,003	$278,763,541
Assets subject to operating leases	7,729,252	7,324,212	5,917,598

	$279,867,247	$283,694,215	$284,681,139

a.	Assets used by the Company

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Cost
Balance on January 1, 2019	$100,354,425	$1,599,634	$69,328,236	$14,258,485	$711,863,697	$3,882,534	$9,873,589	$18,644,766	$929,805,366
Additions	—	—	2,297	11,941	14,678	—	12,126	3,754,329	3,795,371
Disposal	(9,310)	—	(2,285)	(292,201)	(13,396,265)	(7,522)	(75,245)	—	(13,782,828)
Effect of foreign exchange differences	—	—	—	154	2,647	3	1,226	16	4,046
Others	88	—	(1,676)	16,133	5,861,350	4,444	36,813	(5,912,730)	4,422

Balance on March 31, 2019	$100,345,203	$1,599,634	$69,326,572	$13,994,512	$704,346,107	$3,879,459	$9,848,509	$16,486,381	$919,826,377

Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(1,337,192)	$(26,861,627)	$(12,143,307)	$(596,850,343)	$(3,651,139)	$(7,291,742)	$—	$(648,135,350)
Depreciation expenses	—	(10,762)	(324,803)	(212,324)	(5,946,959)	(26,372)	(171,444)	—	(6,692,664)
Disposal	—	—	2,285	291,500	13,392,872	7,522	74,526	—	13,768,705
Effect of foreign exchange differences	—	—	—	(94)	(884)	(3)	(580)	—	(1,561)
Others	—	—	6,133	(6,716)	1,374	(938)	(1,819)	—	(1,966)

Balance on March 31, 2019	$—	$(1,347,954)	$(27,178,012)	$(12,070,941)	$(589,403,940)	$(3,670,930)	$(7,391,059)	$—	$(641,062,836)

(Continued)

	Land	Land Improvements	Buildings	Computer Equipment	Telecommuni- cations Equipment	Transportation Equipment	Miscellaneous Equipment	Construction in Progress and Equipment to be Accepted	Total
Balance on January 1, 2019, net	$100,354,425	$262,442	$42,466,609	$2,115,178	$115,013,354	$231,395	$2,581,847	$18,644,766	$281,670,016

Balance on March 31, 2019, net	$100,345,203	$251,680	$42,148,560	$1,923,571	$114,942,167	$208,529	$2,457,450	$16,486,381	$278,763,541

Cost
Balance on January 1, 2020	$99,102,251	$1,618,481	$71,000,783	$13,004,827	$706,032,448	$3,912,298	$10,090,170	$13,752,197	$918,513,455
Additions	—	—	7,565	4,524	9,371	—	23,336	2,906,083	2,950,879
Disposal	(9,310)	—	—	(292,573)	(3,081,614)	(8,494)	(74,093)	—	(3,466,084)
Effect of foreign exchange differences	—	—	—	(28)	24,568	(78)	(923)	1,554	25,093
Others	86,927	1,909	(677,900)	33,151	6,051,748	—	32,341	(6,126,932)	(598,756)

Balance on March 31, 2020	$99,179,868	$1,620,390	$70,330,448	$12,749,901	$709,036,521	$3,903,726	$10,070,831	$10,532,902	$917,424,587

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$(1,374,602)	$(27,976,732)	$(11,068,245)	$(590,337,891)	$(3,694,325)	$(7,662,299)	$(29,358)	$(642,143,452)
Depreciation expenses	—	(11,115)	(338,931)	(194,766)	(6,024,528)	(17,907)	(163,865)	—	(6,751,112)
Disposal	—	—	—	292,300	3,076,100	8,494	74,045	—	3,450,939
Effect of foreign exchange differences	—	—	—	26	(10,022)	(4)	296	—	(9,704)
Others	—	—	176,864	(3,718)	(2,249)	(373)	(3,787)	—	166,737

Balance on March 31, 2020	$—	$(1,385,717)	$(28,138,799)	$(10,974,403)	$(593,298,590)	$(3,704,115)	$(7,755,610)	$(29,358)	$(645,286,592)

Balance on January 1, 2020, net	$99,102,251	$243,879	$43,024,051	$1,936,582	$115,694,557	$217,973	$2,427,871	$13,722,839	$276,370,003

Balance on March 31, 2020, net	$99,179,868	$234,673	$42,191,649	$1,775,498	$115,737,931	$199,611	$2,315,221	$10,503,544	$272,137,995

							(Concluded)

There was no indication that property, plant and equipment was impaired so the Company did not recognize any impairment loss for the three months ended March 31, 2020 and 2019.

Depreciation expense for assets used by the Company is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	20-60 years
Other building facilities	3-15 years
Computer equipment	2-8 years
Telecommunications equipment
Telecommunication circuits	2-30 years
Telecommunication machinery and antennas equipment	2-30 years
Transportation equipment	3-10 years
Miscellaneous equipment
Leasehold improvements	1-9 years
Mechanical and air conditioner equipment	3-16 years
Others	1-15 years

b.	Assets subject to operating leases

	Land	Land Improvements	Buildings	Total
Cost
Balance on January 1, 2019	$3,617,627	$689	$3,582,774	$7,201,090
Additions	—	—	310	310
Others	(88)	—	(2,341)	(2,429)

Balance on March 31, 2019	$3,617,539	$689	$3,580,743	$7,198,971

(Continued)

	Land	Land Improvements	Buildings	Total
Accumulated depreciation and impairment
Balance on January 1, 2019	$—	$(512)	$(1,265,356)	$(1,265,868)
Depreciation expenses	—	(16)	(16,014)	(16,030)
Others	—	—	525	525

Balance on March 31, 2019	$—	$(528)	$(1,280,845)	$(1,281,373)

Balance on January 1, 2019, net	$3,617,627	$177	$2,317,418	$5,935,222

Balance on March 31, 2019, net	$3,617,539	$161	$2,299,898	$5,917,598

Cost
Balance on January 1, 2020	$4,979,650	$—	$3,841,560	$8,821,210
Others	(86,927)	—	689,992	603,065

Balance on March 31, 2020	$4,892,723	$—	$4,531,552	$9,424,275

Accumulated depreciation and impairment
Balance on January 1, 2020	$—	$—	$(1,496,998)	$(1,496,998)
Depreciation expenses	—	—	(23,105)	(23,105)
Others	—	—	(174,920)	(174,920)

Balance on March 31, 2020	$—	$—	$(1,695,023)	$(1,695,023)

Balance on January 1, 2020, net	$4,979,650	$—	$2,344,562	$7,324,212

Balance on March 31, 2020, net	$4,892,723	$—	$2,836,529	$7,729,252

(Concluded)

The Company leases out land and buildings with lease terms between 1 to 20 years. The lessees do not have bargain purchase options to acquire the assets at the expiry of the lease periods.

The future aggregate lease collection under operating lease for the freehold plant, property and equipment is as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Year 1	$329,167	$301,674	$245,048
Year 2	289,963	272,899	142,144
Year 3	234,707	233,434	91,914
Year 4	191,157	191,128	59,084
Year 5	116,675	130,066	37,657
Onwards	1,203,039	1,224,416	94,223

	$2,364,708	$2,353,617	$670,070

The above items of property, plant and equipment subject to operating leases are depreciated on a straight-line basis over their estimated useful lives as follows:

Land improvements	10 years
Buildings
Main buildings	35-60 years
Other building facilities	3-15 years

16.	LEASE ARRANGEMENTS

a.	Right-of-use assets

	March 31, 2020	December 31, 2019	March 31, 2019
Land and buildings
Handsets base stations	$7,008,413	$6,844,687	$6,846,186
Others	1,972,852	1,916,835	1,959,142
Equipment	2,513,035	2,602,727	2,904,751

	$11,494,300	$11,364,249	$11,710,079

		Three Months Ended March 31
		2020	2019
Additions to right-of-use assets		$1,162,359	$799,527

Depreciation charge for right-of-use assets
Land and buildings
Handsets base stations		$677,376	$666,476
Others		195,623	203,795
Equipment		106,936	104,676

		$979,935	$974,947

The Company did not have significant sublease or impairment of right-of-use assets for the three months ended March 31, 2020 and 2019.

b.	Lease liabilities

	March 31, 2020	December 31, 2019	March 31, 2019
Lease liabilities
Current	$3,395,000	$3,291,330	$3,500,021
Noncurrent	6,424,707	6,466,808	6,353,362

	$9,819,707	$9,758,138	$9,853,383

Range of discount rate for lease liabilities is as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Land and buildings
Handsets base stations	0.58%-1.18%	0.58%-1.18%	0.59%-1.18%
Others	0.58%-9.00%	0.58%-9.00%	0.59%-9.00%
Equipment	0.58%-3.07%	0.58%-4.50%	0.59%-4.50%

c.	Important lease-in activities and terms

The Company mainly enters into lease-in agreements of land and buildings for handsets base stations located throughout Taiwan with lease terms ranging from 1 to 20 years. The lease agreements do not contain bargain purchase options to acquire the assets at the expiration of the respective leases. For majority of the lease-in agreements on handsets base station, the Company has the right to terminate the agreement prior to the expiration date if the Company is unable to build the required telecommunication equipment, either due to legal restrictions, controversial events, or other events.

The Company also leases land and buildings for the use of offices, server rooms, and stores with lease terms from 1 to 30 years. Most of the lease agreements for national land adjust the lease payment according to the changes of the announced land values by the authority. At the expiry of the lease term, the Company does not have bargain purchase options to acquire the assets.

The lease agreements for equipment include a contract between Chunghwa and ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. For the information of lease agreements with related parties, please refer to Note 37 to the consolidated financial statements for details.

d.	Other lease information

	Three Months Ended March 31
	2020	2019
Expenses relating to low-value asset leases	$1,841	$1,481

Expenses relating to variable lease payments not included in the measurement of lease liabilities	$1,147	$1,131

Total cash outflow for leases	$1,016,954	$1,041,865

The Company leases certain equipment which qualify as low-value asset leases. The Company has elected to apply the recognition exemption and, thus, not to recognize right-of-use assets and lease liabilities for these leases.

Lease-out arrangements under operating leases for freehold property, plant, and equipment and investment properties were set out in Notes 15 and 17 to the consolidated financial statements.

17.	INVESTMENT PROPERTIES

Cost
Balance on January 1, 2019	$9,392,452
Disposal	(5,831)

Balance on March 31, 2019	$9,386,621

Accumulated depreciation and impairment
Balance on January 1, 2019	$(1,105,240)
Depreciation expense	(9,728)
Disposal	5,831

Balance on March 31, 2019	$(1,109,137)

Balance on January 1, 2019, net	$8,287,212

Balance on March 31, 2019, net	$8,277,484

Cost
Balance on January 1 and March 31, 2020	$9,213,979

Accumulated depreciation and impairment
Balance on January 1, 2020	$(1,044,586)
Depreciation expense	(5,130)

Balance on March 31, 2020	$(1,049,716)

Balance on January 1, 2020, net	$8,169,393

Balance on March 31, 2020, net	$8,164,263

Depreciation expense is computed using the straight-line method over the following estimated service lives:

Land improvements	10-30 years
Buildings
Main buildings	35-60 years
Other building facilities	4-10 years

The fair values of the Company’s investment properties as of December 31, 2019 and 2018 were determined by Level 3 fair value measurements inputs based on the appraisal reports conducted by independent appraisers. The Company used the aforementioned appraisal reports as the basis to determine the fair values as of March 31, 2020 and 2019 because there was no material change in the economic environment or the market transaction price. Those appraisal reports are based on the comparison approach, income approach or cost approach. Key assumptions and the fair values were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Fair value	$ 18,701,398	$ 18,701,398	$ 18,514,801
Overall capital interest rate	1.03%-4.04%	1.03%-4.04%	1.02%-4.04%
Profit margin ratio	12%-20%	12%-20%	12%-20%
Discount rate	—	—	—
Capitalization rate	0.79%-1.74%	0.79%-1.74%	0.79%-1.75%

All of the Company’s investment properties are held under freehold interest.

The future aggregate lease collection under operating lease for investment properties is as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Year 1	$118,705	$112,626	$114,977
Year 2	94,996	90,701	99,711
Year 3	73,199	70,795	80,987
Year 4	58,476	61,115	61,713
Year 5	37,338	39,386	52,534
Onwards	89,825	96,010	105,165

	$472,539	$470,633	$515,087

18.	INTANGIBLE ASSETS

	Mobile broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2019	$70,144,000	$3,425,969	$236,200	$373,203	$74,179,372
Additions-acquired separately	—	53,377	—	955	54,332
Disposal	(10,179,000)	(37,324)	—	—	(10,216,324)
Effect of foreign exchange difference	—	48	—	90	138
Others	—	247	—	—	247

Balance on March 31, 2019	$59,965,000	$3,442,317	$236,200	$374,248	$64,017,765

Accumulated amortization and impairment
Balance on January 1, 2019	$(20,632,474)	$(2,467,170)	$(26,677)	$(109,369)	$(23,235,690)
Amortization expenses	(959,893)	(98,218)	—	(6,083)	(1,064,194)
Disposal	10,179,000	37,324	—	—	10,216,324
Effect of foreign exchange difference	—	(32)	—	(21)	(53)

Balance on March 31, 2019	$(11,413,367)	$(2,528,096)	$(26,677)	$(115,473)	$(14,083,613)

Balance on January 1, 2019, net	$49,511,526	$958,799	$209,523	$263,834	$50,943,682

Balance on March 31, 2019, net	$48,551,633	$914,221	$209,523	$258,775	$49,934,152

(Continued)

	Mobile broadband Concession	Computer Software	Goodwill	Others	Total
Cost
Balance on January 1, 2020	$59,965,000	$3,428,609	$236,200	$378,063	$64,007,872
Additions-acquired separately	48,373,000	45,456	—	1,805	48,420,261
Disposal	—	(128,598)	—	(9)	(128,607)
Effect of foreign exchange difference	—	27	—	(51)	(24)
Others	—	—	—	(45)	(45)

Balance on March 31, 2020	$108,338,000	$3,345,494	$236,200	$379,763	$112,299,457

Accumulated amortization and impairment
Balance on January 1, 2020	$(14,293,046)	$(2,498,825)	$(35,623)	$(133,853)	$(16,961,347)
Amortization expenses	(959,893)	(92,851)	—	(6,279)	(1,059,023)
Disposal	—	128,598	—	9	128,607
Effect of foreign exchange difference	—	(28)	—	16	(12)

Balance on March 31, 2020	$(15,252,939)	$(2,463,106)	$(35,623)	$(140,107)	$(17,891,775)

Balance on January 1, 2020, net	$45,671,954	$929,784	$200,577	$244,210	$47,046,525

Balance on March 31, 2020, net	$93,085,061	$882,388	$200,577	$239,656	$94,407,682

				(Concluded)

For long-term business development, Chunghwa participated in the 5G mobile broadband license bidding hosted by NCC and paid the deposit for 5G spectrum bidding amounting to $1,000,000 thousand (included in other assets) in October 2019. Chunghwa paid $48,373,000 thousand in February 2020 for the aforementioned license to obtain 90MHz in the 3.5GHz spectrum and 600MHz in the 28GHz spectrum.

The concessions are granted and issued by the NCC. The concession fees are amortized using the straight-line method over the period from the date operations commence through the date the license expires or the useful life, whichever is shorter. The 4G concession fees will be fully amortized by December 2030 and December 2033 and 5G concession fees will be fully amortized by December 2040.

The computer software is amortized using the straight-line method over the estimated useful lives of 1 to 10 years. Other intangible assets are amortized using the straight-line method over the estimated useful lives of 1 to 20 years. Goodwill is not amortized.

19.	OTHER ASSETS

	March 31, 2020	December 31, 2019	March 31, 2019
Refundable deposits	$1,793,997	$1,879,109	$1,854,102
Spare parts	1,762,816	2,336,082	2,656,342
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments (Note 14)	—	—	838,000
Deposit for mobile broadband license bidding (Note 18)	—	1,000,000	—
Others	2,310,864	2,316,177	2,375,517

	$6,867,677	$8,531,368	$8,723,961

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Current
Spare parts	$1,762,816	$2,336,082	$2,656,342
Others	113,355	93,582	269,507

	$1,876,171	$2,429,664	$2,925,849

Noncurrent
Refundable deposits	$1,793,997	$1,879,109	$1,854,102
Other financial assets	1,000,000	1,000,000	1,000,000
Prepayment for investments	—	—	838,000
Deposit for mobile broadband license bidding	—	1,000,000	—
Others	2,197,509	2,222,595	2,106,010

	$4,991,506	$6,101,704	$5,798,112

(Concluded)

Other financial assets - noncurrent was Piping Fund. As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute to a Piping Fund administered by the Taipei City Government. This fund was used to finance various telecommunications infrastructure projects. Net assets of this fund will be returned proportionately after the project is completed.

20.	HEDGING FINANCIAL INSTRUMENTS

Chunghwa’s hedge strategy is to enter forward exchange contracts - buy to avoid its foreign currency exposure to certain foreign currency denominated equipment payments in the following six months. In addition, Chunghwa’s management considers the market condition to determine the hedge ratio and enters into forward exchange contracts with the banks to avoid the foreign currency risk.

Chunghwa signed equipment purchase contracts with suppliers and entered into forward exchange contracts to avoid foreign currency risk exposure to Euro-denominated purchase commitments. Those forward exchange contracts were designated as cash flow hedges. When forecast purchases actually take place, basis adjustments are made to the initial carrying amounts of hedged items.

For the hedges of highly probable forecast sales and purchases, as the critical terms (i.e. the notional amount, life and underlying) of the forward foreign exchange contracts and their corresponding hedged items are the same, the Company performs a qualitative assessment of effectiveness and it is expected that the value of the forward contracts and the value of the corresponding hedged items will systematically change in opposite direction in response to movements in the underlying exchange rates.

The main source of hedge ineffectiveness in these hedging relationships is the effect of credit risks of the Company and the counterparty on the fair value of the forward exchange contracts. Such credit risks do not impact the fair value of the hedged item attributable to changes in foreign exchange rates. No other sources of ineffectiveness emerged from these hedging relationships.

The following tables summarized the information relating to the hedges for foreign currency risk.

March 31, 2020

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	—	—	$—	Hedging financial assets (liabilities)	$—	$—	$(327)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$327	$—	$—

December 31, 2019

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 2,498/ NT$ 84,066	2020.03	$33.66	Hedging financial assets (liabilities)	$327	$—	$(742)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting No Longer Applied
Cash flow hedge
Forecast equipment purchases	$742	$327	$—

March 31, 2019

		Notional Amount		Forward	Line Item in	Carrying Amount		Change in Fair Values of Hedging Instruments Used for Calculating Hedge
Hedging Instruments	Currency	(In Thousands)	Maturity	Rate	Balance Sheet	Asset	Liability	Ineffectiveness
Cash flow hedge
Forecast purchases - forward exchange contracts	EUR/NT$	EUR 7,206/ NT$ 252,668	2019.06	$35.07	Hedging financial assets (liabilities)	$—	$2,719	$(3,788)

	Change in Value of Hedged Item Used for	Accumulated Gain or Loss on Hedging Instruments in Other Equity
Hedged Items	Calculating Hedge Ineffectiveness	Continuing Hedges	Hedge Accounting no Longer Applied
Cash flow hedge
Forecast equipment purchases	$3,788	$(2,719)	$—

Three months ended March 31, 2020

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Losses Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/ L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(327)	$—	—	$(706)	$—
				Construction in progress and equipment to be accepted	Other gains and losses

Three months ended March 31, 2019

	Comprehensive Income
				Reclassification from Equity to Profit or Loss and the Adjusted Line Item
Hedge Transaction	Hedging Gain or Losses Recognized in OCI	Amount of Hedge Ineffectiveness Recognized in Profit or Loss	Line Item in Which Hedge Ineffectiveness is Included	Amount Reclassified to P/L and the Adjusted Line Item	Due to Hedged Future Cash Flows No Longer Expected to Occur
Cash flow hedge
Forecast equipment purchases	$(3,788)	$—	—	$—	$—
				Construction in progress and equipment to be accepted	Other gains and losses

21.	SHORT-TERM LOANS

	March 31, 2020	December 31, 2019	March 31, 2019
Unsecured bank loans	$70,000	$90,000	$175,000

The annual interest rates of bank loans were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Unsecured bank loans	1.20%-2.50%	1.20%-2.50%	1.15%-2.50%

22.	SHORT-TERM BILLS PAYABLE

	March 31, 2020	December 31, 2019	March 31, 2019
Commercial paper payable	$20,000,000	$—	$—
Less: Discounts on commercial paper payable	(34,371)	—	—

	$19,965,629	$—	$—

The annual interest rates of commercial paper payable were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Commercial paper payable	0.57%-0.69%	—	—

23.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	March 31, 2020	December 31, 2019	March 31, 2019
Secured bank loans (Note 38)	$1,600,000	$1,600,000	$1,600,000

The annual interest rates of loans were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Secured bank loans	0.91%	0.92%	0.92%

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly. $300,000 thousand and $1,350,000 thousand were originally due in December 2014 and September 2015, respectively. In October 2014, the bank borrowing mentioned above was extended to September 2018 for one-time repayment. LED made an early repayment of $50,000 thousand in April 2015. LED entered into a contract with Chang Hwa Bank to renew the contract upon the maturity of the aforementioned contract in December 2017 and the due date of the renew contract is September 2021.

24.	TRADE NOTES AND ACCOUNTS PAYABLE

	March 31, 2020	December 31, 2019	March 31, 2019
Trade notes and accounts payable	$11,890,475	$15,312,274	$14,948,306

Trade notes and accounts payable were attributable to operating activities and the trading conditions were agreed separately.

25.	OTHER PAYABLES

	March 31, 2020	December 31, 2019	March 31, 2019
Accrued salary and compensation	$6,478,657	$9,482,606	$5,531,189
Accrued compensation to employees and remuneration to directors and supervisors	1,807,337	1,440,573	2,136,648
Accrued franchise fees	1,352,266	1,091,148	1,425,770
Amounts collected for others	1,336,273	1,278,796	1,262,882
Payables to contractors	1,182,512	1,892,188	1,293,063
Accrued maintenance costs	847,504	954,761	1,140,817
Payables to equipment suppliers	227,977	295,816	1,190,671
Others	6,421,052	6,516,600	6,312,266

	$19,653,578	$22,952,488	$20,293,306

26.	PROVISIONS

	March 31, 2020	December 31, 2019	March 31, 2019
Warranties	$167,155	$173,275	$137,307
Onerous contracts	66,578	66,907	15,919
Employee benefits	61,355	59,745	52,836
Others	4,397	4,397	4,447

	$299,485	$304,324	$210,509

Current	$199,804	$206,942	$131,367
Noncurrent	99,681	97,382	79,142

	$299,485	$304,324	$210,509

	Warranties	Onerous contracts	Employee Benefits	Others	Total
Balance on January 1, 2019	$131,664	$19,323	$51,393	$4,447	$206,827
Additional provisions recognized	22,516	—	1,443	—	23,959
Used / forfeited during the period	(16,873)	(3,404)	—	—	(20,277)

Balance on March 31, 2019	$137,307	$15,919	$52,836	$4,447	$210,509

(Continued)

	Warranties	Onerous contracts	Employee Benefits	Others	Total
Balance on January 1, 2020	$173,275	$66,907	$59,745	$4,397	$304,324
Additional / (reversal of) provisions recognized	18,870	(329)	1,610	—	20,151
Used / forfeited during the period	(24,990)	—	—	—	(24,990)

Balance on March 31, 2020	$167,155	$66,578	$61,355	$4,397	$299,485

(Concluded)

a.

The provision for warranties claims represents the present value of the management’s best estimate of the future outflow of economic benefits that will be required under the Company’s obligation for warranties in sales agreements. The estimate has been made based on the historical warranty experience.

b.	The provision for employee benefits represents vested long-term service compensation accrued.

c.

The provision for onerous contracts represents the present obligation resulting from the measurement for the unavoidable costs of meeting the Company’s contractual obligations exceed the economic benefits expected to be received from the contracts.

27.	RETIREMENT BENEFIT PLANS

According to the Article 56 of the Labor Standards Law, entities are required to contribute the difference in one appropriation to their pension funds before the end of next March when the balance of the Funds is insufficient to pay the eligible employees who meet the retirement criteria in the following year. There is no difference that requires Chunghwa to contribute into the Fund in 2020 and 2019.

Relevant pension costs for defined benefit plans which were determined by the pension cost rates of actuarial valuation as of December 31, 2019 and 2018 were as follows:

	Three Months Ended March 31
	2020	2019
Operating costs	$300,673	$432,574
Marketing expenses	150,910	215,652
General and administrative expenses	29,977	40,300
Research and development expenses	18,036	26,361

	$499,596	$714,887

28.	EQUITY

a.	Share capital

1)	Common stocks

	March 31, 2020	December 31, 2019	March 31, 2019
Number of authorized shares (thousand)	12,000,000	12,000,000	12,000,000

Authorized shares	$120,000,000	$120,000,000	$120,000,000

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Number of issued and paid shares (thousand)	7,757,447	7,757,447	7,757,447

Issued shares	$77,574,465	$77,574,465	$77,574,465

(Concluded)

The issued common stocks of a par value at $10 per share entitled the right to vote and receive dividends.

2)	Global depositary receipts

The MOTC and some stockholders sold some common stocks of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) (one ADS represents 10 common stocks) in July 2003, August 2005, and September 2006. The ADSs were traded on the New York Stock Exchange since July 17, 2003. As of March 31, 2020, the outstanding ADSs were 234,291 thousand common stocks, which equaled 23,429 thousand units and represented 3.02% of Chunghwa’s total outstanding common stocks.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders are entitled to, through deposit agents:

a)	Exercise their voting rights,

b)	Sell their ADSs, and

c)	Receive dividends declared and subscribe to the issuance of new shares.

b.	Additional paid-in capital

The adjustments of additional paid-in capital for the three months ended March 31, 2020 and 2019 were as follows:

	Share Premium	Movements of Additional Paid-in Capital for Associates Accounted for Using Equity Method	Movements of Additional Paid-in Capital Arising from Changes in Equities of Subsidiaries	Difference between Consideration Received and Carrying Amount of the Subsidiaries’ Net Assets upon Disposal	Donated Capital	Stockholders’ Contribution due to Privatization	Total
Balance on January 1, 2019	$147,329,386	$89,893	$2,063,148	$987,611	$18,648	$20,648,078	$171,136,764
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(872)	—	—	—	—	(872)
Share-based payment transactions of subsidiaries	—	—	(812)	—	—	—	(812)

Balance on March 31, 2019	$147,329,386	$89,021	$2,062,336	$987,611	$18,648	$20,648,078	$171,135,080

Balance on January 1, 2020	$147,329,386	$208,746	$2,062,250	$987,611	$19,914	$20,648,078	$171,255,985
Change in additional paid-in capital from investments in associates accounted for using equity method	—	(5,580)	—	—	—	—	(5,580)
Share-based payment transactions of subsidiaries	—	—	23,989	—	—	—	23,989

Balance on March 31, 2020	$147,329,386	$203,166	$2,086,239	$987,611	$19,914	$20,648,078	$171,274,394

Additional paid-in capital from share premium, donated capital and the difference between consideration received and the carrying amount of the subsidiaries’ net assets upon disposal may be utilized to offset deficits. Furthermore, when Chunghwa has no deficit, it may be distributed in cash or capitalized, which however is limited to a certain percentage of Chunghwa’s paid-in capital except the additional paid-in capital arising from unclaimed dividend can only be utilized to offset deficits.

The additional paid-in capital from movements of paid-in capital arising from changes in equities of subsidiaries may only be utilized to offset deficits.

Among additional paid-in capital from movements of investments in associates accounted for using equity method, the portion arising from the difference between consideration received and the carrying amount of the subsidiaries net assets upon disposal may be utilized to offset deficits; furthermore, when the Company has no deficit, it may be distributed in cash or capitalized. However, other additional paid-in capital recognized in proportion of share ownership may only be utilized to offset deficits.

c.	Retained earnings and dividends policy

In accordance with the Chunghwa’s Articles of Incorporation, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income before distributing a dividend or making any other distribution to stockholders, except when the accumulated amount of such legal reserve equals to Chunghwa’s total issued capital, and depending on its business needs or requirements, may also set aside or reverse special reserves. No less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed as stockholders’ dividends, of which cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividend to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common stocks.

Chunghwa should appropriate or reverse a special reserve in accordance with Rule No. 1010012865 and Rule No. 1010047490 issued by the FSC and the directive entitled “Questions and Answers on Special Reserves Appropriated Following the Adoption of Taiwan-IFRSs”. Distributions can be made out of any subsequent reversal of the debit to other equity items.

The appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or, when the legal reserve has exceeded 25% of Chunghwa’s paid-in capital, the excess may be transferred to capital or distributed in cash.

The appropriations of the 2019 earnings of Chunghwa proposed by the Chunghwa’s Board of Directors on February 26, 2020 and the appropriations of the 2018 earnings of Chunghwa approved by the stockholders in their meetings on June 21, 2019 were as follows:

	Appropriation of Earnings		Dividends Per Share (NT$)
	For Fiscal Year 2019	For Fiscal Year 2018	For Fiscal Year 2019	For Fiscal Year 2018
Cash dividends	$32,782,969	$34,745,603	$4.226	$4.479

The appropriations of earnings for 2019 are subject to the resolution of the stockholders’ meeting planned to be held on May 29, 2020. Information of the appropriation of Chunghwa’s earnings proposed by the Board of Directors and approved by the stockholders is available on the Market Observation Post System website.

d.	Others

1)	Exchange differences arising from the translation of the foreign operations

The exchange differences arising from the translation of the foreign operations from their functional currency to New Taiwan dollars were recognized as exchange differences arising from the translation of the foreign operations in other comprehensive income.

2)	Unrealized gain or loss on financial assets at FVOCI

	Three Months Ended March 31
	2020	2019
Beginning balance	$836,598	$538,272
Unrealized gain or loss for the period
Equity instruments	(1,384,326)	(162,207)

Ending balance	$(547,728)	$376,065

e.	Noncontrolling interests

	Three Months Ended March 31
	2020	2019
Beginning balance	$10,283,522	$9,990,345
Shares attributed to noncontrolling interests
Net income for the period	264,030	170,631
Exchange differences arising from the translation of the foreign operations	456	8,387
Unrealized valuation gain or loss on financial assets at FVOCI	(16,590)	3,219
Share of other comprehensive income of associates accounted for using equity method	173	90
Changes in additional paid-in capital from investments in associates accounted for using equity method	47	497
Share-based payment transactions of subsidiaries	49,284	15,570

Ending balance	$10,580,922	$10,188,739

29.	REVENUES

	Three Months Ended March 31
	2020	2019
Revenue from contracts with customers	$47,871,762	$51,048,624

Other revenues
Rental income	203,926	191,711
Others	74,311	90,826

	278,237	282,537

	$48,149,999	$51,331,161

For the information of performance obligations related to customer contracts, please refer to Note 3 Summary of Significant Accounting Policies to the consolidated financial statements for the year ended December 31, 2019 for details.

a.	Disaggregation of revenue

Three months ended March 31, 2020

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$14,284,650	$—	$—	$—	$14,284,650
Sales of products	481,821	8,004,138	18,788	77,732	931,044	9,513,523
Local telephone and domestic long distance telephone services revenue	6,611,740	—	—	—	—	6,611,740
Broadband access and domestic leased line services revenue	5,541,156	—	—	—	—	5,541,156
Data Communications internet services revenue	—	—	5,305,258	—	—	5,305,258
International network and leased telephone services revenue	—	—	—	1,079,323	—	1,079,323
Others	1,900,147	228,436	2,126,029	1,076,424	205,076	5,536,112

	$14,534,864	$22,517,224	$7,450,075	$2,233,479	$1,136,120	$47,871,762

Three months ended March 31, 2019

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Main Products and Service Revenues
Mobile services revenue	$—	$14,721,342	$—	$—	$—	$14,721,342
Sales of products	416,884	9,482,418	—	68,026	621,915	10,589,243
Local telephone and domestic long distance telephone services revenue	7,004,002	—	—	—	—	7,004,002
Broadband access and domestic leased line services revenue	5,512,974	—	—	—	—	5,512,974
Data Communications internet services revenue	—	—	5,240,314	—	—	5,240,314
International network and leased telephone services revenue	—	—	—	1,810,881	—	1,810,881
Others	2,710,535	254,758	2,102,746	889,646	212,183	6,169,868

	$15,644,395	$24,458,518	$7,343,060	$2,768,553	$834,098	$51,048,624

b.	Contract balances

	March 31, 2020	December 31, 2019	March 31, 2019
Trade notes and account receivables (Note 9)	$23,401,540	$26,407,783	$27,524,272
Contract assets
Products and service bundling	$6,922,587	$6,942,974	$6,888,091
Other	128,191	115,993	130,613
Less: Loss allowance	(16,799)	(16,858)	(18,217)

	$7,033,979	$7,042,109	$7,000,487

Current	$4,466,540	$4,441,196	$4,606,104
Noncurrent	2,567,439	2,600,913	2,394,383

	$7,033,979	$7,042,109	$7,000,487

(Continued)

	March 31, 2020	December 31, 2019	March 31, 2019
Contract liabilities
Telecommunications business	$12,457,891	$12,771,621	$11,841,556
Project business	10,872,402	10,360,428	6,176,701
Products and service bundling	33,129	38,570	73,002
Other	467,587	510,696	651,012

	$23,831,009	$23,681,315	$18,742,271

Current	$17,163,178	$16,839,830	$12,417,476
Noncurrent	6,667,831	6,841,485	6,324,795

	$23,831,009	$23,681,315	$18,742,271

(Concluded)

The changes in the contract asset and the contract liability balances primarily result from the timing difference between the satisfaction of performance obligations and the payments collected from customers.

The Company applies the simplified approach to providing for expected credit losses prescribed by IFRS 9, which permits the use of lifetime expected loss provision for receivables. Contract assets will be reclassified to trade receivables when the corresponding invoice is billed to the client. Contract assets have substantially the same risk characteristics as the trade receivables of the same types of contracts. Therefore, the Company concluded that the expected loss rates for trade receivables can be applied to the contract assets.

c.	Incremental costs of obtaining contracts

	March 31, 2020	December 31, 2019	March 31, 2019
Noncurrent
Incremental costs of obtaining contracts	$929,827	$942,652	$1,117,334

The Company considered the past experience and the default clauses in the telecommunications service contracts and believes the commissions and equipment subsidies paid for obtaining such contracts are expected to be recoverable, therefore, such costs are capitalized. Amortization recognized in the three months ended March 31, 2020 and 2019 are $196,659 thousand and $376,902 thousand, respectively.

30.	NET INCOME

a.	Other income and expenses

	Three Months Ended March 31
	2020	2019
Loss on disposal of property, plant and equipment	$(680)	$(4,505)

b.	Other income

	Three Months Ended March 31
	2020	2019
Rental income	$17,973	$19,566
Others	25,219	36,780

	$43,192	$56,346

c.	Other gains and losses

	Three Months Ended March 31
	2020	2019
Valuation loss on financial assets and liabilities at fair value through profit or loss, net	$(12,374)	$(7,193)
Net foreign currency exchange gains (losses)	71,070	(4,763)
Loss on disposal of financial instruments	(1,788)	—
Others	(12,919)	(7,412)

	$43,989	$(19,368)

d.	Interest expenses

	Three Months Ended March 31
	2020	2019
Interest on lease liabilities	$21,472	$21,388
Other interest expenses	20,915	4,456

	$42,387	$25,844

e.	Impairment loss (reversal of impairment loss)

	Three Months Ended March 31
	2020	2019
Contract assets	$(59)	$(553)

Trade notes and accounts receivable	$5,930	$(2,227)

Other receivables	$266	$(53,173)

Inventories	$23,601	$95,682

f.	Depreciation and amortization expenses

	Three Months Ended March 31
	2020	2019
Property, plant and equipment	$6,774,217	$6,708,694
Right-of-use assets	979,935	974,947
Investment properties	5,130	9,728
Intangible assets	1,059,023	1,064,194
Incremental costs of obtaining contracts	196,659	376,902

Total depreciation and amortization expenses	$9,014,964	$9,134,465

(Continued)

	Three Months Ended March 31
	2020	2019
Depreciation expenses summarized by functions
Operating costs	$7,277,894	$7,196,349
Operating expenses	481,388	497,020

	$7,759,282	$7,693,369

Amortization expenses summarized by functions
Operating costs	$1,199,273	$1,384,458
Marketing expenses	23,034	24,608
General and administrative expenses	22,552	23,287
Research and development expenses	10,823	8,743

	$1,255,682	$1,441,096

(Concluded)

g.	Employee benefit expenses

	Three Months Ended March 31
	2020	2019
Post-employment benefit
Defined contribution plans	$167,292	$162,553
Defined benefit plans	499,596	714,887

	666,888	877,440

Share-based payment
Equity-settled share-based payment	1,646	430

Other employee benefit
Salaries	6,299,418	6,348,313
Insurance	691,619	714,858
Others	3,553,031	3,453,336

	10,544,068	10,516,507

Total employee benefit expenses	$11,212,602	$11,394,377

Summary by functions
Operating costs	$5,727,372	$5,888,047
Operating expenses	5,485,230	5,506,330

	$11,212,602	$11,394,377

Chunghwa distributes employees’ compensation at the rates from 1.7% to 4.3% and remuneration to directors not higher than 0.17%, respectively, of pre-tax income.

If there is a change in the proposed amounts after the annual financial statements are authorized for issue, the differences are recorded as a change in accounting estimate.

The compensation to the employees and remuneration to the directors of 2019 and 2018 approved by the Board of Directors on February 26, 2020 and March 19, 2019, respectively, were as follows. The compensation to the employees and remuneration to the directors of 2019 will be reported to the stockholders in their meeting planned to be held on May 29, 2020.

	Cash
	2019	2018
Compensation distributed to the employees	$1,126,194	$1,404,264
Remuneration paid to the directors	35,210	38,216

There was no difference between the initial accrual amounts and the amounts approved in the Board of Directors in 2020 and 2019 of the aforementioned compensation to employees and the remuneration to directors.

Information of the appropriation of Chunghwa’s employees compensation and remuneration to directors and those approved by the Board of Directors is available on the Market Observation Post System website.

31.	INCOME TAX

a.	Income tax recognized in profit or loss

The major components of income tax expense were as follows:

	Three Months Ended March 31
	2020	2019
Current tax
Current tax expenses recognized for the period	$2,087,951	$2,007,019
Income tax adjustments on prior years	—	(11,409)
Others	143	4,497

	2,088,094	2,000,107

Deferred tax
Deferred tax expenses recognized for the period	15,946	17,903

Income tax recognized in profit or loss	$2,104,040	$2,018,010

The applicable tax rate used by the entities subject to the Income Tax Act of the Republic of China is 20%, while the applicable tax rate used by subsidiaries in China is 25%. Tax rates used by other entities of the Company operating in other jurisdictions are based on the tax laws in those jurisdictions.

In July 2019, the President of the ROC announced the amendments to the Statute of Industrial Innovation, which stipulate that the unappropriated earnings in 2018 and thereafter that are used to build or acquire certain assets or technologies are allowed as deduction when computing the income tax on unappropriated earnings. Chunghwa has deducted the reinvested capital expenditure from the unappropriated earnings while calculating income tax on unappropriated earnings.

b.	Income tax examinations

Income tax returns of Chunghwa, CHSI, CHST, SENAO, CHIEF, SHE, Youth, SENYOUNG and Aval have been examined by the tax authorities through 2017. Income tax returns of CHI, CHPT, LED, Unigate, CLPT, SFD, Youyi, ISPOT, HHI, CHYP and CHTSC have been examined by the tax authorities through 2018.

32.	EARNINGS PER SHARE (“EPS”)

Net income and weighted average number of common stocks used in the calculation of earnings per share were as follows:

Net Income

	Three Months Ended March 31
	2020	2019
Net income used to compute the basic earnings per share
Net income attributable to the parent	$8,283,334	$8,356,082
Assumed conversion of all dilutive potential common stocks
Employee stock options and employee compensation of subsidiaries	(1,386)	(1,376)

Net income used to compute the diluted earnings per share	$8,281,948	$8,354,706

Weighted Average Number of Common Stocks

(Thousand Shares)

	Three Months Ended March 31
	2020	2019
Weighted average number of common stocks used to compute the basic earnings per share	7,757,447	7,757,447
Assumed conversion of all dilutive potential common stocks
Employee compensation	7,731	12,777

Weighted average number of common stocks used to compute the diluted earnings per share	7,765,178	7,770,224

As Chunghwa may settle the employee compensation in shares or cash, Chunghwa shall presume that it will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect. The dilutive effect of the shares needs to be considered until the approval of the number of shares to be distributed to employees as compensation in the following year.

33.	SHARE-BASED PAYMENT ARRANGEMENT

a.	SENAO share-based compensation plan (“SENAO Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by SENAO’s Board of Directors	Stock Options Units (Thousand)	Exercise Price (NT$)
2012.05.28	2013.04.29	10,000	$66.20
			(Original price$93.00)

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the SENAO Plan, the options are granted at an exercise price equal to the closing price of the SENAO’s common stocks listed on the TSE on the higher of closing price or par value. The SENAO Plan have exercise price adjustment formula upon the changes in common stocks equity (including cash capital increase, new share issue through capitalization of earnings and additional paid-in capital, merger, spin off and new share issue for Global Depositary Shares, and so on) or distribution of cash dividends. The options of SENAO Plan are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25%, each will vest three and four years after the grant date respectively.

No compensation cost of stock options granted on May 7, 2013 was recognized for the three months ended March 31, 2019 and 2020, respectively.

Information about SENAO’s outstanding stock options for the three months ended March 31, 2019 was as follows:

	Three Months Ended March 31, 2019
	Granted on May 7, 2013
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	5,318	$66.20
Options forfeited	(602)	—

Options outstanding at end of the period	4,716	66.20

Option exercisable at end of the period	4,716	66.20

As of March 31, 2020 and December 31, 2019, there was no outstanding stock options.

As of March 31, 2019, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)
$66.20	4,716	0.10	$66.20	4,716	$66.20

SENAO used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on May 7, 2013
Grant-date share price (NT$)	$93.00
Exercise price (NT$)	$93.00
Dividends yield	—
Risk-free interest rate	0.91%
Expected life	4.375 years
Expected volatility	36.22%
Weighted average fair value of grants (NT$)	$28.72

Expected volatility was based on the historical share price volatility of SENAO over the period equal to the expected life of SENAO Plan.

b.	CHIEF share-based compensation plan (“CHIEF Plan”) described as follows:

Effective Date for Plan Registration	Resolution Date by CHIEF’s Board of Directors	Stock Options Units	Exercise Price (NT$)
2017.12.18	2017.12.19	950.00		$135.60
			(Original price $	147.00)
	2018.10.31	50.00		$141.70
			(Original price $	147.00)
2015.11.17	2015.10.22	2,000.00		$34.40
			(Original price $	43.00)

Each option is eligible to subscribe for one thousand common stocks when exercisable. The options are granted to specific employees that meet the vesting conditions. The CHIEF Plan has exercise price adjustment formula upon the changes in common stocks or distribution of cash dividends. The options of CHIEF Plan are valid for five years and the graded vesting schedule will vest two years after the grant date.

The compensation costs for stock options granted on October 31, 2018 were $138 thousand and $138 thousand for the three months ended March 31, 2020 and 2019, respectively.

The compensation costs for stock options granted on December 19, 2017 were $72 thousand and $168 thousand for the three months ended March 31, 2020 and 2019, respectively.

The compensation costs for stock options granted on October 22, 2015 were $124 thousand for the three months ended March 31, 2019. No compensation cost of stock options was recognized for the three months ended March 31, 2020.

CHIEF modified the plan terms of stock options granted on October 31, 2018 in June 2019 and the exercise price changed from $147.00 to $141.70 per share. The modification did not cause any incremental fair value granted.

CHIEF modified the plan terms of stock options granted on December 19, 2017 in June 2019 and the exercise price changed from $140.60 to $135.60 per share. The modification did not cause any incremental fair value granted.

Information about CHIEF’s outstanding stock options for the three months ended March 31, 2020 and 2019 was as follows:

	Three Months Ended March 31, 2020
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	46.00	$141.70	897.00	$135.60	314.25	$34.40
Options exercised	—	—	(448.50)	135.60	(314.25)	34.40

(Continued)

	Three Months Ended March 31, 2020
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
Options forfeited	—	$—	(15.00)	$—	—	$—

Options outstanding at end of the period	46.00	141.70	433.50	135.60	—	—

Options exercisable at end of the period	—	—	—	—	—	—

(Concluded)

	Three Months Ended March 31, 2019
	Granted on October 31, 2018		Granted on December 19, 2017		Granted on October 22, 2015
	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning of the period	50.00	$147.00	925.00	$140.60	882.75	$34.40
Options exercised	—	—	—	—	(416.50)	34.40

Options outstanding at end of the period	50.00	147.00	925.00	140.60	466.25	34.40

Options exercisable at end of the period	—	—	—	—	—	—

As of March 31, 2020, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$141.70	46.00	3.58	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$135.60	433.50	2.72	$135.60	—	$—

As of March 31, 2020, all the stock options granted on October 22, 2015 were exercised.

As of December 31, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$141.70	46.00	3.83	$141.70	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$135.60	897.00	2.96	$135.60	448.50	$135.60

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	314.25	0.81	$34.40	314.25	$34.40

As of March 31, 2019, information about employee stock options outstanding was as follows:

Granted on October 31, 2018
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$147.00	50.00	4.58	$147.00	—	$—

Granted on December 19, 2017
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$140.60	925.00	3.72	$140.60	—	$—

Granted on October 22, 2015
Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$34.40	466.25	1.56	$34.40	—	$—

CHIEF used the fair value method to evaluate the options using the Black-Scholes model and binomial option pricing model and the related assumptions and the fair value of the options were as follows:

	Stock Options Granted on October 31, 2018	Stock Options Granted on December 19, 2017	Stock Options Granted on October 22, 2015
Grant-date share price (NT$)	$166.00	$95.92	$39.55
Exercise price (NT$)	$147.00	$147.00	$43.00
Dividends yield	—	—	—
Risk-free interest rate	0.72%	0.62%	0.86%
Expected life	5 years	5 years	5 years
Expected volatility	16.60%	17.35%	21.02%
Weighted average fair value of grants (NT$)	$33,540	$2,318	$4,863

Expected volatility was based on the average annualized historical share price volatility of CHIEF’s comparable companies before the grant date.

c.	CHTSC share-based compensation plan (“CHTSC Plan”) described as follows:

The Board of Directors of CHTSC resolved to issue 4,500 options that are granted to specific employees that meet the vesting conditions on December 20, 2019. Each option is eligible to subscribe for one thousand common stocks when exercisable, and the exercisable price is $19.085. The CHTSC Plan has exercise price adjustment formula upon the changes in common stocks. The options of CHTSC Plan are valid for five years and the graded vesting schedule will vest one year after the grant date.

The compensation cost of stock options granted was $1,436 thousand for the three months ended March 31, 2020.

Information about CHTSC’s outstanding stock options for the three months ended March 31, 2020 was as follows:

	Three Months Ended March 31, 2020
	Granted on December 20, 2019
	Number of Options	Weighted Average Exercise Price (NT$)
Employee stock options
Options outstanding at beginning and end of the period	4,500	$19.085

Options exercisable at end of the period	—	—

As of March 31, 2020, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	4,500	4.72	$19.085	—	$—

As of December 31, 2019, information about employee stock options outstanding was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options	Weighted Average Exercise Price (NT$)
$19.085	4,500	4.97	$19.085	—	$—

CHTSC used the fair value method to evaluate the options using the Black-Scholes model and the related assumptions and the fair value of the options were as follows:

Stock Options Granted on December 20,2019
Grant-date share price (NT$)	$20.17
Exercise price (NT$)	$19.085
Dividends yield	12.49%
Risk-free interest rate	0.54%
Expected life	5 years
Expected volatility	42.41%
Weighted average fair value of grants (NT$)	$2,470

Expected volatility was based on the average annualized historical share price volatility of CHTSC’s comparable companies before the grant date.

34.	CASH FLOW INFORMATION

For the three months ended March 31, 2020 and 2019, the Company entered into the following non-cash investing activities:

	Three Months Ended March 31
	2020	2019
Increase in property, plant and equipment	$2,950,879	$3,795,681
Changes in other payables	778,532	696,700

	$3,729,411	$4,492,381

	Three Months Ended March 31
	2020	2019
Increase in intagible assets	$48,420,261	$54,332
Changes in other assets	(1,000,000)	—

	$47,420,261	$54,332

For the three months ended March 31, 2020 and 2019, changes in liabilities arising from financing activities, including non-cash transactions, were as follows:

	Balance on January 1,	Cash Flows From Financing	Changes In Non-Cash Transactions		Cash Flows From Operation Activities - Interest	Balance on March 31,
	2020	Activities	New Leases	Others	Paid	2020
Lease liabilities	$9,758,138	$(992,494)	$1,162,359	$(86,824)	$(21,472)	$9,819,707

	Balance on January 1,	Cash Flows From Financing	Changes In Non-Cash Transactions		Cash Flows From Operation Activities - Interest	Balance on March 31,
	2019	Activities	New Leases	Others	Paid	2019
Lease liabilities	$10,340,057	$(1,019,347)	$799,527	$(245,466)	$(21,388)	$9,853,383

35.	CAPITAL MANAGEMENT

The Company manages its capital to ensure that entities in the Company will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance.

The capital structure of the Company consists of debt of the Company and the equity attributable to the parent.

Some consolidated entities are required to maintain minimum paid-in capital amount as prescribed by the applicable laws.

The management reviews the capital structure of the Company as needed. As part of this review, the management considers the cost of capital and the risks associated with each class of capital.

According to the management’s suggestion, the Company maintains a balanced capital structure through paying cash dividends, increasing its share capital, purchasing outstanding shares, and proceeds from new debt or repayment of debt.

36.	FINANCIAL INSTRUMENTS

Fair Value Information

The fair value measurement guidance establishes a framework for measuring fair value and expands disclosure about fair value measurements. The standard describes a fair value hierarchy based on three levels of inputs that may be used to measure fair value. These levels are:

Level 1 fair value measurements: These measurements are those derived from quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 fair value measurements: These measurements are those derived from inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).

Level 3 fair value measurements: These measurements are those derived from valuation techniques that include inputs for the asset or liability that are not based on observable market data (unobservable inputs).

a.	Financial instruments that are not measured at fair value but for which fair value is disclosed

The Company considers that the carrying amounts of financial assets and liabilities not measured at fair value approximate their fair values or the fair values cannot be reliable estimated, no financial instruments need to be disclosed on balance sheet date.

b.	Financial instruments that are measured at fair values on a recurring basis

March 31, 2020

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Listed stocks	$6,631	$—	$—	$6,631
Non-listed stocks	—	—	767,362	767,362

	$6,631	$—	$767,362	$773,993

Financial assets at FVOCI
Listed stocks	$1,823,534	$—	$—	$1,823,534
Non-listed stocks	—	—	4,079,647	4,079,647

	$1,823,534	$—	$4,079,647	$5,903,181

Financial liabilities at FVTPL
Derivatives	$—	$570	$—	$570

December 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Derivatives	$—	$53	$—	$53
Listed stocks	463	—	—	463
Non-listed stocks	—	—	778,105	778,105

	$463	$53	$778,105	$778,621

Hedging financial assets	$—	$327	$—	$327

Financial assets at FVOCI
Listed stocks	$2,453,616	$—	$—	$2,453,616
Non-listed stocks	—	—	4,815,301	4,815,301

	$2,453,616	$—	$4,815,301	$7,268,917

Financial liabilities at FVTPL
Derivatives	$—	$239	$—	$239

March 31, 2019

	Level 1	Level 2	Level 3	Total
Financial assets at FVTPL
Non-listed stocks	$—	$—	$511,274	$511,274

Financial assets at FVOCI
Listed stocks	$2,599,314	$—	$—	$2,599,314
Non-listed stocks	—	—	4,174,792	4,174,792

	$2,599,314	$—	$4,174,792	$6,774,106

Financial liabilities at FVTPL
Derivatives	$—	$2,219	$—	$2,219

Hedging financial liabilities	$—	$2,719	$—	$2,719

There were no transfers between Levels 1 and 2 for the three months ended March 31, 2020 and 2019.

The reconciliations for financial assets measured at Level 3 are listed below:

Three months ended March 31, 2020

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2020	$778,105	$4,815,301	$5,593,406
Recognized in profit or loss under “Other gains and losses”	(10,743)	—	(10,743)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	(735,654)	(735,654)

Balance on March 31, 2020	$767,362	$4,079,647	$4,847,009

Unrealized loss for the three months ended March 31, 2020	$(10,743)

Three months ended March 31, 2019

Financial Assets	Measured at Fair Value through Profit or Loss	Measured at Fair Value through Other Comprehensive Income	Total
Balance on January 1, 2019	$517,362	$4,032,660	$4,550,022
Recognized in profit or loss under “Other gains and losses”	(6,088)	—	(6,088)
Recognized in other comprehensive income under “Unrealized gain or loss on investments in equity instruments at fair value through other comprehensive income”	—	142,132	142,132

Balance on March 31, 2019	$511,274	$4,174,792	$4,686,066

Unrealized loss for the three months ended March 31, 2019	$(6,088)

The fair values of financial assets and financial liabilities of Level 2 are determined as follows:

1)	The fair values of financial assets and financial liabilities with standard terms and conditions and traded in active markets are determined with reference to quoted market prices.

2)

For derivatives, fair values are estimated using discounted cash flow model. Future cash flows are estimated based on observable inputs including forward exchange rates at the end of the reporting periods and the forward and spot exchange rates stated in the contracts, discounted at a rate that reflects the credit risk of various counterparties.

The fair values of non-listed domestic and foreign equity investments were Level 3 financial assets and determined using the market approach by reference the Price-to-Book ratios (P/B ratios) of peer companies that traded in active market or using assets approach. The significant unobservable inputs used were listed in the table below. A decrease in discount for the lack of marketability or noncontrolling interests discount would result in increases in the fair values.

	March 31, 2020	December 31, 2019	March 31, 2019
Discount for lack of marketability	13.73%-20.00%	13.73%-20.00%	12.73%-20.00%
Noncontrolling interests discount	21.45%-25.00%	21.45%-25.00%	24.41%-25.00%

If the inputs to the valuation model were changed to reflect reasonably possible alternative assumptions while all the other variables were held constant, the fair values of equity investments would increase as below table. When related discounts increase, the fair value of equity investments would be the negative amount of the same amount.

	March 31, 2020	March 31, 2019
Discount for lack of marketability 5% decrease	$302,934	$271,635

Noncontrolling interests discount 5% decrease	$52,925	$16,940

Categories of Financial Instruments

	March 31, 2020	December 31, 2019	March 31, 2019
Financial assets
Measured at FVTPL
Mandatorily measured at FVTPL	$773,993	$778,621	$511,274
Hedging financial assets	—	327	—
Financial assets at amortized cost (Note a)	48,934,340	71,851,933	74,794,074
Financial assets at FVOCI	5,903,181	7,268,917	6,774,106
Financial liabilities
Measured at FVTPL
Held for trading	570	239	2,219
Hedging financial liabilities	—	—	2,719
Measured at amortized cost (Note b)	49,833,841	34,433,210	34,356,341

Note a:

The balances included cash and cash equivalents, trade notes and accounts receivable, receivables from related parties, other current monetary assets and refundable deposits (classified as other noncurrent assets), which were financial assets measured at amortized cost.

Note b:

The balances included short-term loans, short-term bills payable, trade notes and accounts payable, payables to related parties, partial other payables, customers’ deposits and long-term loans which were financial liabilities carried at amortized cost.

Financial Risk Management Objectives

The main financial instruments of the Company include equity investments, trade notes and accounts receivable, trade notes and accounts payable, lease liabilities, loans and short-term bills payable. The Company’s Finance Department provides services to its business units, co-ordinates access to domestic and international capital markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyze exposures by degree and magnitude of risks. These risks include market risk (including foreign currency risk, interest rate risk and other price risk), credit risk, and liquidity risk.

The Company seeks to minimize the effects of these risks by using derivative financial instruments to hedge risk exposures. The use of financial derivatives is governed by the Company’s policies approved by the Board of Directors. Those derivatives are used to hedge the risks of exchange rate fluctuation arising from operating or investment activities. Compliance with policies and risk exposure limits is reviewed by the Company’s Finance Department on a continuous basis. The Company does not enter into or trade financial instruments, including derivative financial instruments, for speculative purposes.

Chunghwa reports the significant risk exposures and related action plans timely and actively to the audit committee and if needed to the Board of Directors.

a.	Market risk

The Company is exposed to market risks of changes in foreign currency exchange rates and interest rates. The Company uses forward exchange contracts to hedge the exchange rate risk arising from assets and liabilities denominated in foreign currencies.

There were no changes to the Company’s exposure to market risks or the manner in which these risks are managed and measured.

1)	Foreign currency risk

The carrying amounts of the Company’s foreign currency denominated monetary assets and monetary liabilities at the balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Assets
USD	$5,699,931	$5,781,593	$6,305,055
EUR	16,599	11,792	29,834
SGD	229,967	224,501	128,110
JPY	21,229	17,092	30,103
RMB	15,819	8,854	2,307
Liabilities
USD	4,097,882	4,120,881	5,643,875
EUR	179,523	206,447	1,061,209
SGD	1,115,049	1,262,926	1,425,877
JPY	8,705	14,206	19,198
RMB	—	310	—

The carrying amounts of the Company’s derivatives with exchange rate risk exposures at the balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Assets
USD	$—	$53	$—
EUR	—	327	—
Liabilities
USD	—	11	6
EUR	570	228	4,932

Foreign currency sensitivity analysis

The Company is mainly exposed to the fluctuations of the currencies USD, EUR, SGD, JPY and RMB as listed above.

The following table details the Company’s sensitivity to a 5% increase and decrease in the functional currency against the relevant foreign currencies. 5% is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management’s assessment of the reasonably possible changes in foreign exchange rates. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and forward exchange contracts. A positive number below indicates an increase in pre-tax profit or equity where the functional currency weakens 5% against the relevant currency.

	Three Months Ended March 31
	2020	2019
Profit or loss
Monetary assets and liabilities (a)
USD	$80,102	$33,059
EUR	(8,146)	(51,569)
SGD	(44,254)	(64,888)
JPY	626	545
RMB	791	115
Derivatives (b)
USD	—	462
EUR	1,767	10,470
Equity
Derivatives (c)
EUR	—	12,469

a)	This is mainly attributable to the exposure to foreign currency denominated receivables and payables of the Company outstanding at the balance sheet dates.

b)	This is mainly attributable to forward exchange contracts.

c)	This is mainly attributable to the changes in the fair value of derivatives that are designated as cash flow hedges.

For a 5% strengthening of the functional currency against the relevant currencies, there would be an equal and opposite effect on the pre-tax profit or equity for the amounts shown above.

2)	Interest rate risk

The carrying amounts of the Company’s exposures to interest rates on financial assets and financial liabilities at the balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Fair value interest rate risk
Financial assets	$13,211,537	$30,946,503	$34,376,501
Financial liabilities	29,785,336	9,758,138	9,908,383
Cash flow interest rate risk
Financial assets	7,326,188	7,681,032	8,558,623
Financial liabilities	1,670,000	1,690,000	1,720,000

Interest rate sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to interest rates for non-derivative instruments at the end of the reporting period. A 25 basis point increase or decrease is used when reporting interest rate risk internally to key management personnel and represents management’s assessment of the reasonably possible change in interest rates.

If interest rates had been 25 basis points higher/lower and all other variables were held constant, the Company’s pre-tax income would increase/decrease by $14,140 thousand and $17,097 thousand for the three months ended March 31, 2020 and 2019, respectively. This is mainly attributable to the Company’s exposure to floating interest rates on its financial assets and short-term and long-term loan.

3)	Other price risk

The Company is exposed to equity price risks arising from holding other company’s equity. Equity investments are held for strategic rather than trading purposes. The management managed the risk through holding various risk portfolios. Further, the Company assigned finance and investment departments to monitor the price risk.

Equity price sensitivity analysis

The sensitivity analyses below have been determined based on the exposure to equity price risks at the end of the reporting period.

If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $38,700 thousand and $295,159 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2020. If equity prices had been 5% higher/lower, pre-tax profit and pre-tax other comprehensive income would have increased/decreased by $25,564 thousand and $338,705 thousand as a result of the changes in fair value of financial assets at FVTPL and financial assets at FVOCI for the three months ended March 31, 2019.

b.	Credit risk

Credit risk refers to the risk that a counterparty would default on its contractual obligations resulting in financial loss to the Company. The maximum credit exposure of the aforementioned financial instruments is equal to their carrying amounts recognized in consolidated balance sheet as of the balance sheet date.

The Company has large trade receivables outstanding with its customers. A substantial majority of the Company’s outstanding trade receivables are not covered by collateral or credit insurance. The Company has implemented ongoing measures including enhancing credit assessments and strengthening overall risk management to reduce its credit risk. While the Company has procedures to monitor and limit exposure to credit risk on trade receivables, there can be no assurance such procedures will effectively limit its credit risk and avoid losses. This risk is heightened during periods when economic conditions worsen.

As the Company serves a large number of unrelated consumers, the concentration of credit risk was limited.

c.	Liquidity risk

The Company manages and maintains sufficient cash and cash equivalent position to support the operations and reduce the impact on fluctuation of cash flow.

1)	Liquidity and interest risk tables

The following tables detailed the Company’s remaining contractual maturity for its non-derivative financial liabilities with agreed repayment periods. The tables had been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company is required to pay.

March 31, 2020

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$28,722,899	$1,352,266	$1,807,337	$4,601,704	$—	$36,484,206
Floating interest rate instruments	0.97	60,000	—	10,000	1,600,000	—	1,670,000
Fixed interest rate instruments	0.62	—	4,000,000	16,000,000	—	—	20,000,000

		$28,782,899	$5,352,266	$17,817,337	$6,201,704	$—	$58,154,206

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	Add More than 5 Years	Total
Lease liabilities	$3,409,621	$4,306,574	$1,629,653	$645,022	$9,990,870

December 31, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$36,387,024	$—	$2,531,721	$4,747,644	$—	$43,666,389
Floating interest rate instruments	0.98	50,000	10,000	30,000	1,600,000	—	1,690,000

		$36,437,024	$10,000	$2,561,721	$6,347,644	$—	$45,356,389

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years	Total
Lease liabilities	$3,309,578	$4,394,009	$1,581,034	$645,520	$9,930,141

March 31, 2019

	Weighted Average Effective Interest Rate (%)	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Add More than 5 Years	Total
Non-derivative financial liabilities
Non-interest bearing	—	$32,040,527	$1,425,770	$2,136,648	$4,646,233	$—	$40,249,178
Floating interest rate instruments	0.99	—	—	120,000	1,600,000	—	1,720,000
Fixed interest rate instruments	1.15	55,000	—	—	—	—	55,000

		$32,095,527	$1,425,770	$2,256,648	$6,246,233	$—	$42,024,178

Information about the maturity analysis for lease liabilities was as follows:

	Less than 1 Year	1-3 Years	3-5 Years	Add More than 5 Years	Total
Lease liabilities	$3,555,491	$4,339,888	$1,600,769	$707,739	$10,203,887

The following table detailed the Company’s liquidity analysis for its derivative financial instruments. The table had been drawn up based on the undiscounted gross inflows and outflows on those derivatives that require gross settlement.

	Less than 1 Month	1-3 Months	3 Months to 1 Year	1-5 Years	Total
March 31, 2020
Gross settled
Forward exchange contracts
Inflow	$—	$35,335	$—	$—	$35,335
Outflow	—	35,905	—	—	35,905

	$—	$(570)	$—	$—	$(570)

December 31, 2019
Gross settled
Forward exchange contracts
Inflow	$25,566	$135,075	$—	$—	$160,641
Outflow	25,524	134,976	—	—	160,500

	$42	$99	$—	$—	$141

March 31, 2019
Gross settled
Forward exchange contracts
Inflow	$9,239	$459,818	$—	$—	$469,057
Outflow	9,245	464,750	—	—	473,995

	$(6)	$(4,932)	$—	$—	$(4,938)

2)	Financing facilities

	March 31, 2020	December 31, 2019	March 31, 2019
Facilities from unsecured bank loan and commercial paper payable
Amount used	$20,105,826	$120,681	$207,445
Amount unused	46,045,299	46,109,219	46,046,655

	$66,151,125	$46,229,900	$46,254,100

Secured bank loan facility
Amount used	$1,600,000	$1,600,000	$1,600,000
Amount unused	1,340,000	1,340,000	1,340,000

	$2,940,000	$2,940,000	$2,940,000

37.	RELATED PARTIES TRANSACTIONS

The ROC Government, one of Chunghwa’s customers, has significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, internet and data and other services to the various departments and institutions of the ROC Government in the normal course of business and at arm’s-length prices. The transactions with the ROC government bodies have not been disclosed because the transactions are not individually or collectively significant. However, the related revenues and operating costs have been appropriately recorded.

a.	The Company engages in business transactions with the following related parties:

Company	Relationship
Taiwan International Standard Electronics Co., Ltd.	Associate
So-net Entertainment Taiwan Limited	Associate
KKBOX Taiwan Co., Ltd.	Associate
KingwayTek Technology Co., Ltd.	Associate
UUPON Inc.	Associate
Taiwan International Ports Logistics Corporation	Associate
International Integrated System, Inc.	Associate
Senao Networks, Inc.	Associate
EnRack Tech. Co., Ltd.	Subsidiary of the Company’s associate, Senao Networks, Inc.
Emplus Technologies, Inc.	Subsidiary of the Company’s associate, Senao Networks, Inc.
ST-2 Satellite Ventures Pte., Ltd.	Associate
Viettel-CHT Co., Ltd.	Associate
Click Force Co., Ltd.	Associate
Alliance Digital Tech Co., Ltd.	Associate
MeWorks Limited (HK)	Associate
Chunghwa PChome Fund I Co., Ltd.	Associate
Cornerstone Ventures Co., Ltd.	Associate
Next Commercial Bank Co., Ltd.	Associate

(Continued)

Company	Relationship
Other related parties
Chunghwa Telecom Foundation	A nonprofit organization of which the funds donated by Chunghwa exceeds one third of its total funds
Senao Technical and Cultural Foundation	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds
Sochamp Technology Co., Ltd.	Investor of significant influence over CHST
E-Life Mall Co., Ltd.	One of the directors of E-Life Mall and a director of SENAO are members of an immediate family
Engenius Technologies Co., Ltd.	Chairman of Engenius Technologies Co., Ltd. is a member of SENAO’s management
Cheng Keng Investment Co., Ltd.	Chairman of Cheng Keng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Cheng Feng Investment Co., Ltd.	Chairman of Cheng Feng Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
All Oriented Investment Co., Ltd.	Chairman of All Oriented Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Hwa Shun Investment Co., Ltd.	Chairman of Hwa Shun Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
Yu Yu Investment Co., Ltd.	Chairman of Yu Yu Investment Co., Ltd. and SENAO’s chief executive officer are members of an immediate family
United Daily News Co., Ltd.	Investor of significant influence over SFD
Shenzhen Century Communication Co., Ltd.	Investor of significant influence over SCT

(Concluded)

b.

Balances and transactions between Chunghwa and its subsidiaries, which are related parties of Chunghwa, have been eliminated on consolidation and are not disclosed in this note. Terms of the foregoing transactions with related parties were not significantly different from transactions with non-related parties. When no similar transactions with non-related parties can be referenced, terms were determined in accordance with mutual agreements. Details of transactions between the Company and other related parties are disclosed below:

1)	Operating transactions

	Revenues
	Three Months Ended March 31
	2020	2019
Associates	$61,699	$67,181
Others	16,992	25,982

	$78,691	$93,163

	Operating Costs and Expenses
	Three Months Ended March 31
	2020	2019
Associates	$173,950	$213,958
Others	55,693	62,182

	$229,643	$276,140

2)	Non-operating transactions

	Non-operating Income and Expenses
	Three Months Ended March 31
	2020	2019
Associates	$63,560	$(11,955)
Others	11	9

	$63,571	$(11,946)

3)	Receivables

	March 31, 2020	December 31, 2019	March 31, 2019
Associates	$6,444	$10,356	$10,106
Others	3,268	6,478	8,145

	$9,712	$16,834	$18,251

4)	Payables

	March 31, 2020	December 31, 2019	March 31, 2019
Associates	$335,248	$650,617	$357,595
Others	3,201	3,366	3,738

	$338,449	$653,983	$361,333

5)	Customers’ deposits

	March 31, 2020	December 31, 2019	March 31, 2019
Associates	$6,734	$7,595	$5,870

6)	Acquisition of property, plant and equipment

	Three Months Ended March 31
	2020	2019
Associates	$12,995	$—

7)	Lease-in agreements

Chunghwa entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is for 15 years which should start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand), including a prepayment of $3,067,711 thousand at the inception of the lease, and the rest of amount should be paid annually when ST-2 satellite starts its official operation. ST-2 satellite was launched in May 2011 and began its official operation in August 2011.

The lease liabilities of ST-2 Satellite Ventures Pte., Ltd. as of balance sheet dates were as follows:

	March 31, 2020	December 31, 2019	March 31, 2019
Lease liabilities - current	$179,398	$188,271	$192,260
Lease liabilities - noncurrent	932,884	1,023,889	1,230,614

	$1,112,282	$1,212,160	$1,422,874

The interest expense recognized for the aforementioned lease liabilities were $2,412 thousand and $2,837 thousand for the three months ended March 31, 2020 and 2019, respectively.

c.	Compensation of key management personnel

The compensation of directors and key management personnel was as follows:

	Three Months Ended March 31
	2020	2019
Short-term employee benefits	$72,366	$76,035
Post-employment benefits	2,010	2,158
Share-based payment	20	68

	$74,396	$78,261

The compensation of directors and key management personnel was mainly determined by the compensation committee having regard to the performance of individual and market trends.

38.	PLEDGED ASSETS

The following assets are pledged as collaterals for bank loans and custom duties of the imported materials.

	March 31, 2020	December 31, 2019	March 31, 2019
Property, plant and equipment	$2,483,946	$2,491,324	$2,513,460
Land held under development (included in inventories)	1,998,733	1,998,733	1,998,733
Restricted assets (included in other assets - others)	2,850	2,500	2,500

	$4,485,529	$4,492,557	$4,514,693

39.	SIGNIFICANT CONTINGENT LIABILITIES AND UNRECOGNIZED COMMITMENTS

Except for those disclosed in other notes, the Company’s significant commitments and contingent liabilities as of March 31, 2020 were as follows:

a.	Acquisitions of land and buildings of $59,769 thousand.

b.	Acquisitions of telecommunications equipment of $23,605,294 thousand.

c.	Unused letters of credit amounting to $50,000 thousand.

d.

A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as other monetary assets - noncurrent). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government.

e.

Chunghwa committed that when its ownership interest in NCB is greater than 25% and NCB encounters financial difficulty or capital adequacy ratio of NCB cannot meet the related regulation requirements, the Company will provide financial support to assist NCB maintain in healthy financial condition.

f.	CHPT signed the contract for its headquarters construction amounting to $1,613,800 thousand in July 2017. The payment of $1,533,110 thousand has been made as of March 31, 2020.

40.	SIGNIFICANT EVENTS AFTER REPORTING PERIOD

Chunghwa signed a joint development agreement with the MOTC which stated that the MOTC would provide the national land and Chunghwa would be in charge of the planning and construction for the MOTC’s office building, Chunghwa’s Renai office building, etc. According to the agreement, the MOTC and Chunghwa would each own a certain percentage of the buildings, and Chunghwa is to pay or get the reimbursement for the difference between the assessed value of the land and the construction cost paid by Chunghwa on behalf of the MOTC. The aforementioned difference amounting to $ 1,056,680 thousand due to the MOTC is reported to Chunghwa’s Board of Directors in May 2020 and Chunghwa will obtain the ownership of the respective property once the payment is made.

41.	SIGNIFICANT ASSETS AND LIABILITIES DENOMINATED IN FOREIGN CURRENCIES

The following information summarizes the disclosure of the currency which is other than functional currency of Chunghwa and its subsidiaries. The following exchange rates are the exchange rates used to translate to the presentation currency in the consolidated financial statements, which is NTD:

	March 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$188,583	30.23	$5,699,931
EUR	499	33.24	16,599
SGD	10,832	21.23	229,967

(Continued)

	March 31, 2020
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
JPY	$76,144	0.279	$21,229
RMB	3,718	4.25	15,819
Non-monetary items
Investments accounted for using equity method
SGD	23,746	21.23	504,119
VND	284,347,414	0.0012	329,843
Liabilities denominated in foreign currencies
Monetary items
USD	135,579	30.23	4,097,882
EUR	5,401	33.24	179,523
SGD	52,522	21.23	1,115,049
JPY	31,224	0.279	8,705

(Concluded)

	December 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$192,849	29.98	$5,781,593
EUR	351	33.59	11,792
SGD	10,076	22.28	224,501
JPY	61,929	0.276	17,092
RMB	2,057	4.305	8,854
Non-monetary items
Investments accounted for using equity method
SGD	22,483	22.28	500,930
VND	270,542,735	0.0012	316,535
Liabilities denominated in foreign currencies
Monetary items
USD	137,454	29.98	4,120,881
EUR	6,146	33.59	206,447
SGD	56,685	22.28	1,262,926
JPY	51,472	0.276	14,206
RMB	72	4.305	310

	March 31, 2019
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)
Assets denominated in foreign currencies
Monetary items
USD	$204,577	30.82	$6,305,055
EUR	862	34.61	29,834
SGD	5,631	22.75	128,110
JPY	108,282	0.278	30,103
RMB	504	4.58	2,307
Non-monetary items
Investments accounted for using equity method
SGD	22,949	22.75	522,084
VND	250,242,975	0.00121	302,794
Liabilities denominated in foreign currencies
Monetary items
USD	183,123	30.82	5,643,875
EUR	30,662	34.61	1,061,209
SGD	62,676	22.75	1,425,877
JPY	69,059	0.278	19,198

The unrealized foreign exchange gains were $59,759 thousand and $39,394 thousand for the three months ended March 31, 2020 and 2019, respectively. Due to the various foreign currency transactions and the functional currency of each individual entity of the Company, foreign exchange gains and losses cannot be disclosed by the respective significant foreign currency.

42.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the FSC for the Company:

a.	Financing provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held (excluding investments in subsidiaries and associates): Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $300 million or 20% of the paid-in capital: None.

e.	Acquisition of individual real estate at costs of at least $300 million or 20% of the paid-in capital: Please see Table 3.

f.	Disposal of individual real estate at prices of at least $300 million or 20% of the paid-in capital: None.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 4.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 5.

i.	Names, locations, and other information of investees on which the Company exercises significant influence (excluding investment in Mainland China): Please see Table 6.

j.	Derivative instruments transactions: Please see Notes 7, 20 and 36.

k.	Investment in Mainland China: Please see Table 7.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 8.

m.	Information of main stakeholders: Please see Table 9.

43.	SEGMENT INFORMATION

The Company has the following reportable segments that provide different products or services. The reportable segments are managed separately because each segment represents a strategic business unit that serves different markets. Segment information is provided to CEO who allocates resources and assesses segment performance. The Company’s measure of segment performance is mainly based on revenues and income before income tax. The Company’s reportable segments are as follows:

a.	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

b.	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

c.	Internet business - the provision of HiNet services and related services;

d.	International fixed communications business - the provision of international long distance telephone services and related services;

e.	Others - the provision of non-telecom services and the corporate related items not allocated to reportable segments.

Some operating segments have been aggregated into a single operating segment taking into account the following factors: (a) similar economic characteristics such as long-term gross profit margins; (b) the nature of the telecommunications products and services are similar; (c) the nature of production processes of the telecommunications products and services are similar; (d) the type or class of customer for the telecommunications products and services are similar; and (e) the methods used to provide the services to the customers are similar.

There was no material differences between the accounting policies of the operating segments and the accounting policies described in Note 3.

Segment Revenues and Operating Results

Analysis by reportable segment of revenues and operating results of continuing operations are as follows:

	Domestic Fixed Communi- cations Business	Mobile Communi- cations Business	Internet Business	International Fixed Communi- cations Business	Others	Total
Three months ended March 31, 2020
Revenues
From external customers	$14,691,853	$22,540,777	$7,512,040	$2,236,110	$1,169,219	$48,149,999
Intersegment revenues	3,952,209	380,195	923,404	487,817	1,262,553	7,006,178

Segment revenues	$18,644,062	$22,920,972	$8,435,444	$2,723,927	$2,431,772	55,156,177

Intersegment elimination						(7,006,178)

Consolidated revenues						$48,149,999

Segment operating costs and expenses	$12,233,189	$16,696,101	$3,480,134	$2,219,609	$2,990,136	$37,619,169

Segment income (loss) before income tax	$5,169,284	$2,873,707	$3,034,483	$242,065	$(668,135)	$10,651,404

Three months ended March 31, 2019
Revenues
From external customers	$15,788,192	$24,481,095	$7,418,363	$2,770,888	$872,623	$51,331,161
Intersegment revenues	4,078,238	392,128	960,639	577,885	1,068,788	7,077,678

Segment revenues	$19,866,430	$24,873,223	$8,379,002	$3,348,773	$1,941,411	58,408,839

Intersegment elimination						(7,077,678)

Consolidated revenues						$51,331,161

Segment operating costs and expenses	$13,858,067	$18,357,933	$3,367,805	$2,797,460	$2,543,578	$40,924,843

Segment income (loss) before income tax	$4,668,808	$3,241,819	$3,010,735	$201,982	$(578,621)	$10,544,723

Main Products and Service Revenues

	Three Months Ended March 31
	2020	2019
Mobile services revenue	$14,284,650	$14,721,342
Sales of products	9,513,523	10,589,242
Local telephone and domestic long distance telephone services revenue	6,611,740	7,004,002
Broadband access and domestic leased line services revenue	5,541,156	5,512,974
Data Communications internet services revenue	5,305,258	5,240,314
International network and leased telephone services revenue	1,079,323	1,810,881
Others	5,814,349	6,452,406

	$48,149,999	$51,331,161

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

No. (Note 1)	Endorsement/ Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Period	Ending Balance	Actual Borrowing Amount	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable	Endorsement/ Guarantee Given by Parent on Behalf of Subsidiaries	Endorsement/ Guarantee Given by Subsidiaries on Behalf of Parent	Endorsement/ Guarantee Given on Behalf of Companies in Mainland China	Note
		Name	Nature of Relationship (Note 2)
1	Senao International Co., Ltd.	Aval Technologies Co., Ltd.	b	$593,925	$300,000	$300,000	$300,000	$—	5.05	$2,969,625	Yes	No	No	Notes 3 and 4
		Wiin Technology Co., Ltd.	b	593,925	100,000	100,000	100,000	—	1.68	2,969,625	Yes	No	No	Notes 3 and 4

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

a.	A company with which it does business.

b.	A company in which the Company directly and indirectly holds more than 50 percent of the voting shares.

c.	A company that directly and indirectly holds more than 50 percent of the voting shares in the Company.

d.	Companies in which the Company holds, directly or indirectly, 90% or more of the voting shares.

e.

The Company fulfills its contractual obligations by providing mutual endorsements/guarantees for another company in the same industry or for joint builders for purposes of undertaking a construction project.

f.	All capital contributing shareholders make endorsements/guarantees for their jointly invested company in proportion to their shareholding percentages.

g.

Companies in the same industry provide among themselves joint and several security for a performance guarantee of a sales contract for pre-construction homes pursuant to the Consumer Protection Act for each other.

Note 3:	The limits on endorsement or guarantee amount provided to each guaranteed party is up to 10% of the net assets value of the latest financial statements of Senao International Co., Ltd.

Note 4:	The total amount of endorsement or guarantee that the Company is allowed to provide is up to 50% of the net assets value of the latest financial statements of Senao International Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	March 31, 2020				Note
				Shares (Thousands/ Thousand Units)	Carrying Value (Note 1)	Percentage of Ownership	Fair Value
Chunghwa Telecom Co., Ltd.	Stocks
	Taipei Financial Center Corp.	—	Financial assets at FVOCI	172,927	$3,816,731	12	$3,816,731	—
	Innovation Works Development Fund, L.P.	—	Financial assets at FVTPL - noncurrent	—	265,113	4	265,113	—
	Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets at FVOCI	5,252	17,084	17	17,084	—
	Global Mobile Corp.	—	Financial assets at FVOCI	7,617	—	3	—	—
	Innovation Works Limited	—	Financial assets at FVOCI	1,000	4,045	2	4,045	—
	RPTI Intergroup International Ltd.	—	Financial assets at FVOCI	4,765	—	10	—	—
	Taiwan mobile payment Co., Ltd.	—	Financial assets at FVOCI	1,200	4,470	2	4,470	—
	Taiwania Capital Buffalo Fund Co., Ltd.	—	Financial assets at FVTPL - noncurrent	600,000	502,249	13	502,249	—
	China Airlines Ltd.	—	Financial assets at FVOCI	263,622	1,742,542	5	1,742,542	Note 2
	4 Gamers Entertainment Inc.	—	Financial assets at FVOCI	136	87,516	19.9	87,516	—
Senao International Co., Ltd.	Stocks
	N.T.U. Innovation Incubation Corporation	—	Financial assets at FVOCI	1,200	10,373	9	10,373	—
CHIEF Telecom Inc.	Stocks
	3 Link Information Service Co., Ltd.	—	Financial assets at FVOCI	374	950	10	950	—
	WPG Holdings Limited	—	Financial assets at FVTPL - current	9	421	—	421	Note 2
	WPG Holdings Limited	—	Financial assets at FVOCI	724	33,992	—	33,992	Note 2
	Taichung Commercial Bank Co., Ltd.	—	Financial assets at FVTPL - current	600	6,210	—	6,210	Note 2
Chunghwa Investment Co., Ltd.	Stocks
	Tatung Technology Inc.	—	Financial assets at FVOCI	4,571	133,489	11	133,489	—
	iSing99 Inc.	—	Financial assets at FVOCI	10,000	—	7	—	—
	Powtec ElectroChemical Corporation	—	Financial assets at FVOCI	20,000	—	2	—	—
	Bossdom Digiinnovation Co., Ltd.	—	Financial assets at FVOCI	2,000	47,000	7	47,000	Note 2
Chunghwa Hsingta Co., Ltd.	Stocks
	Cotech Engineering Fuzhou Corp.	—	Financial assets at FVOCI	—	4,989	5	4,989	—

Note 1:	Showed at carrying amounts with fair value adjustments.

Note 2:	Fair value was based on the closing price on March 31, 2020.

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF INDIVIDUAL REAL ESTATE AT COSTS OF AT LEAST $300 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Buyer	Property	Event Date	Transaction Amount	Payment Status	Counterparty	Relationship	Information on Previous Title Transfer If Counterparty is a Related Party				Pricing Reference	Purpose of Acquisition	Other Terms
							Property Owner	Relationship	Transaction Date	Amount
Chunghwa Precision Test Tech. Co., Ltd.	Headquarters	2017.07.29- 2019.12.25	$1,460,105	Monthly settlement based on the construction progress and acceptance	Fu Tsu Construction Co., Ltd.	—	Not applicable	Not applicable	Not applicable	Not applicable	Bidding, price comparison and price negotiation	Manufacturing purpose	None

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction		Notes / Accounts Payable or Receivable
			Purchase/Sales (Note 1)	Amount (Notes 2 and 5)	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Notes 3 and 5)	% to Total
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$697,609	2	30 days	$—	—	$145,385	1
			Purchase	156,273	1	30-90 days	—	—	(801,573)	(9)
	Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	325,114	1	30 days	—	—	(333,298)	(4)
	Honghwa International Co., Ltd.	Subsidiary	Purchase	1,321,672	5	30-60 days	—	—	(702,548)	(8)
	Donghwa Telecom Co., Ltd.	Subsidiary	Purchase	114,437	—	90 days	—	—	(129,667)	(2)
	Taiwan International Standard Electronics Co., Ltd.	Associate	Purchase	143,233	1	30-90 days	—	—	(119,130)	(1)
	International Integrated System, Inc.	Associate	Purchase	167,298	1	30 days	—	—	(34,281)	—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,460,919	22	30-90 days	—	—	807,501	47
			Purchase	653,674	11	30 days	—	—	(137,736)	(6)
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	372,348	93	30 days	—	—	330,688	71
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	1,282,278	95	30-60 days	—	—	701,269	98
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	114,437	32	90 days	—	—	129,667	29

Note 1:	Purchase included acquisition of services costs.

Note 2:

The differences were because Chunghwa Telecom Co., Ltd. and subsidiaries classified the amount as incremental costs of obtaining contracts, inventories, property, plant and equipment, intangible assets, and operating expenses.

Note 3:	Notes and accounts receivable did not include the amounts collected for others and other receivables.

Note 4:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 5:	All inter-company transactions, balances, income and expenses are eliminated upon consolidation.

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover Rate (Note 1)	Overdue		Amounts Received in Subsequent Period	Allowance for Bad Debts
					Amounts	Action Taken
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$262,677 (Note 2)	10.55	$—	—	$259,326	$—
Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,021,525 (Note 2)	7.28	—	—	124,613	—
Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	330,688 (Note 2)	3.01	—	—	173,369	—
Honghwa International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	701,269 (Note 2)	6.88	—	—	29,941	—
Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	129,667 (Note 2)	3.45	—	—	89,436	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

Note 2:	The amount was eliminated upon consolidation.

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of March 31, 2020				Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2019	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Taiwan	Handset and peripherals retailer; sales of CHT mobile phone plans as an agent	$1,065,813	$1,065,813	71,773	28	$1,640,660	$88,487	$23,496	Subsidiary (Note 5)
	Light Era Development Co., Ltd.	Taiwan	Planning and development of real estate and intelligent buildings, and property management	3,000,000	3,000,000	300,000	100	3,852,126	3,502	2,031	Subsidiary (Note 5)
	Donghwa Telecom Co., Ltd.	Hong Kong	International private leased circuit, IP VPN service, and IP transit services	1,567,453	1,567,453	402,590	100	1,648,451	239	239	Subsidiary (Note 5)
	Chunghwa Telecom Singapore Pte., Ltd.	Singapore	International private leased circuit, IP VPN service, and IP transit services	574,112	574,112	26,383	100	934,772	21,057	21,059	Subsidiary (Note 5)
	Chunghwa System Integration Co., Ltd.	Taiwan	Providing system integration services and telecommunications equipment	838,506	838,506	60,000	100	709,039	(14,082)	(8,844)	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	459,652	459,652	39,426	56	1,836,701	146,951	85,173	Subsidiary (Note 5)
	Chunghwa Investment Co., Ltd.	Taiwan	Investment	639,559	639,559	68,085	89	3,057,731	60,685	54,043	Subsidiary (Note 5)
	Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	385,274	385,274	1	100	176,522	610	610	Subsidiary (Note 5)
	Honghwa International Co., Ltd.	Taiwan	Telecommunication engineering, sales agent of mobile phone plan application and other business services	180,000	180,000	18,000	100	456,237	36,390	33,968	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of March 31, 2020				Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2019	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	CHYP Multimedia Marketing & Communications Co., Ltd.	Taiwan	Digital information supply services and advertisement services	$150,000	$150,000	15,000	100	$195,598	$4,568	$4,625	Subsidiary (Note 5)
	Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Intelligent energy saving solutions, international circuit, and information and communication technology (“ICT”) services.	148,275	148,275	—	100	96,915	(471)	(471)	Subsidiary (Note 5)
	Chunghwa Telecom Global, Inc.	United States	International private leased circuit, internet services, and transit services	70,429	70,429	6,000	100	367,427	16,621	17,181	Subsidiary (Note 5)
	CHT Security Co., Ltd.	Taiwan	Computing equipment installation, wholesale of computing and business machinery equipment and software, management consulting services, data processing services, digital information supply services and internet identify services	240,000	240,000	24,000	80	332,125	30,430	25,274	Subsidiary (Note 5)
	Chunghwa Telecom (Thailand) Co., Ltd.	Thailand	International private leased circuit, IP VPN service, ICT and cloud VAS services	119,624	119,624	1,300	100	110,126	5,496	5,496	Subsidiary (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTEES IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of March 31, 2020				Recognized
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2019	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Gain (Loss) (Notes 1, 2 and 3)	Note
	Spring House Entertainment Tech. Inc.	Taiwan	Software design services, internet contents production and play, and motion picture production and distribution	$41,941	$41,941	8,251	56	$116,484	$10,934	$6,128	Subsidiary (Note 5)
	Chunghwa leading Photonics Tech Co., Ltd.	Taiwan	Production and sale of electronic components and finished products	70,500	70,500	7,050	75	115,495	3,558	3,816	Subsidiary (Note 5)
	Smartfun Digital Co., Ltd.	Taiwan	Providing diversified family education digital services	65,000	65,000	6,500	65	74,043	543	355	Subsidiary (Note 5)
	Chunghwa Telecom Japan Co., Ltd.	Japan	International private leased circuit, IP VPN service, and IP transit services	17,291	17,291	1	100	81,531	4,151	4,151	Subsidiary (Note 5)
	Chunghwa Sochamp Technology Inc.	Taiwan	Design, development and production of Automatic License Plate Recognition software and hardware	20,400	20,400	2,040	51	(6,068)	(2,326)	4,018	Subsidiary (Note 5)
	International Integrated System, Inc.	Taiwan	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	31	330,805	(11,160)	(8,435)	Associate

(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2019	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
	Viettel-CHT Co., Ltd.	Vietnam	IDC services	$288,327	$288,327	—	30	$329,843	$53,815	$16,152	Associate
	Taiwan International Standard Electronics Co., Ltd.	Taiwan	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	270,338	(33,670)	(2,894)	Associate
	KKBOX Taiwan Co., Ltd.	Taiwan	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	160,061	30,148	9,044	Associate
	So-net Entertainment Taiwan Limited	Taiwan	Online service and sale of computer hardware	120,008	120,008	9,429	30	191,140	5,805	1,741	Associate
	KingwayTek Technology Co., Ltd.	Taiwan	Publishing books, data processing and software services	66,684	66,684	7,898	23	245,294	(10,525)	(2,147)	Associate
	Taiwan International Ports Logistics Corporation	Taiwan	Import and export storage, logistic warehouse, and ocean shipping service	80,000	80,000	8,000	27	51,765	2,933	786	Associate
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	97,598	97,598	5,400	15	3,469	(24,799)	(3,730)	Associate
	Alliance Digital Tech Co., Ltd.	Taiwan	Development of mobile payments and information processing service	60,000	60,000	6,000	14	5,080	—	—	Associate
	Chunghwa PChome Fund I Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	200,000	200,000	20,000	50	199,145	10,126	5,063	Associate
	Cornerstone Ventures Co., Ltd.	Taiwan	Investment, venture capital, investment advisor, management consultant and other consultancy service	4,900	4,900	490	49	5,646	284	139	Associate

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

				Original Investment Amount		Balance as of December 31, 2020
Investor Company	Investee Company	Location	Main Businesses and Products	March 31, 2019	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)	Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
	Next Commercial Bank Co., Ltd.	Taiwan	Online banking business	$4,190,000	$4,190,000	419,000	42	$4,040,695	$(79,888)	$(33,473)	Associate
Senao International Co., Ltd.	Senao Networks, Inc.	Taiwan	Telecommunication facilities manufactures and sales	202,758	202,758	16,579	34	982,484	84,514	28,560	Associate
	Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	2,333,620	2,333,620	77,775	100	345,490	(7,726)	(7,726)	Subsidiary (Note 5)
	UUPON Inc.	Taiwan	Information technology service and general advertisement service	24,000	24,000	2,400	7	1,672	(24,799)	(1,659)	Associate
	Youth Co., Ltd.	Taiwan	Sale of information and communication technologies products	364,950	364,950	8,462	93	182,775	(1,035)	(3,083)	Subsidiary (Note 5)
	Aval Technologies Co., Ltd.	Taiwan	Sale of information and communication technologies products	89,550	89,550	9,843	100	103,683	1,831	1,832	Subsidiary (Note 5)
	Senyoung Insurance Agent Co., Ltd.	Taiwan	Property and liability insurance agency	59,000	59,000	5,900	100	81,412	5,686	5,683	Subsidiary (Note 5)
CHIEF Telecom Inc.	Unigate Telecom Inc.	Taiwan	Telecommunications and internet service	2,000	2,000	200	100	913	27	27	Subsidiary (Note 5)
	Chief International Corp.	Samoa Islands	Telecommunications and internet service	6,068	6,068	200	100	76,613	2,633	2,633	Subsidiary (Note 5)
Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunications satellite	409,061	409,061	18,102	38	504,119	74,273	28,224	Associate
Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech. Co., Ltd.	Taiwan	Production and sale of semiconductor testing components and printed circuit board	178,608	178,608	11,230	34	2,268,232	178,986	61,303	Subsidiary (Note 5)
	CHIEF Telecom Inc.	Taiwan	Network integration, internet data center (“IDC”), communications integration and cloud application services	19,064	19,064	2,078	3	90,971	146,951	4,379	Associate (Note 5)
	Senao International Co., Ltd.	Taiwan	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	43,775	88,487	360	Associate (Note 5)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE (EXCLUDING INVESTMENT IN MAINLAND CHINA)

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of December 31, 2020			Net Income (Loss) of the Investee	Recognized Gain (Loss) (Notes 1, 2 and 3)	Note
				March 31, 2019	December 31, 2019	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value (Note 3)
Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech USA Corporation	United States	Design and after-sale services of semiconductor testing components and printed circuit board	$12,636	$12,636	400	100	$23,729	$(802)	$(802)	Subsidiary (Note 5)
	CHPT Japan Co., Ltd.	Japan	Related services of electronic parts, machinery processed products and printed circuit board	2,008	2,008	1	100	2,429	24	24	Subsidiary (Note 5)
	Chunghwa Precision Test Tech. International, Ltd.	Samoa Islands	Wholesale and retail of electronic materials, and investment	116,790	116,790	3,700	100	79,860	(4,281)	(4,281)	Subsidiary (Note 5)
Prime Asia Investments Group,	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	375,274	375,274	1	100	176,523	608	608	Subsidiary (Note 5)
Ltd. (B.V.I.)	MeWorks Limited (HK)	Hong Kong	Investment	10,000	10,000	—	20	—	—	—	Associate
Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	International investment	2,328,754	2,328,754	80,440	100	325,193	(7,801)	(7,801)	Subsidiary (Note 5)
Youth Co., Ltd.	ISPOT Co., Ltd.	Taiwan	Sale of information and communication technologies products	53,021	53,021	—	100	9,164	114	66	Subsidiary (Note 5)
	Youyi Co., Ltd.	Taiwan	Maintenance of information and communication technologies products	21,354	21,354	—	100	17,329	239	177	Subsidiary (Note 5)
Aval Technologies Co., Ltd.	Wiin Technology Co., Ltd.	Taiwan	Sale of information and communication technologies products	29,550	29,550	2,955	100	30,527	746	746	Subsidiary (Note 5)
Senyoung Insurance Agent Co., Ltd.	Senaolife Insurance Agent Co., Ltd.	Taiwan	Life insurance services	29,500	29,500	2,950	100	28,186	(1,034)	(1,034)	Subsidiary (Note 5)
CHYP Multimedia Marketing & Communications Co., Ltd	Click Force Marketing Company	Taiwan	Advertisement services	44,607	44,607	1,078	49	36,823	478	(297)	Associate

Note 1:	The amounts were based on reviewed financial statements.

Note 2:	Recognized gain (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.

Note 3:

Recognized gain (loss) and carrying value of the investees did not include the adjustment of the difference between the accounting treatment on standalone basis and consolidated basis as a result of the application of IFRS 15.

Note 4:	Investment in mainland China is included in Table 7.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Investee	Main Businesses and Products	Total Amount of Paid-in Capital	Investment Type (Note 1)	Accumulated Outflow of Investment from Taiwanas of January 1, 2020	Investment Flows		Accumulated Outflow of Investment from Taiwanas of March 31,	Net Income (Loss) of the Investee	% Ownership of Direct or Indirect Investment	Investment Gain (Loss) (Note 2)	Carrying Value as of March 31, 2020	Accumulated Inward Remittance of Earnings as of March 31, 2020	Note
					Outflow	Inflow	2020
Senao Trading (Fujian) Co., Ltd.	Sale of information and communication technologies products	$1,073,170	2	$1,073,170	$—	$—	$1,073,170	$—	100	$—	$—	$—	Notes 7 and 11
Senao International Trading (Shanghai) Co., Ltd.	Sale of information and communication technologies products	955,838	2	955,838	—	—	955,838	(7,983)	100	(7,983)	41,992	—	Note 11
Senao International Trading (Shanghai) Co., Ltd. (Note 12)	Maintenance of information and communication technologies products	26,053	2	26,053	—	—	26,053	—	100	—	—	—	Notes 8 and 11
Senao International Trading (Jiangsu) Co., Ltd.	Sale of information and communication technologies products	263,736	2	263,736	—	—	263,736	—	100	—	—	—	Notes 9 and 11
Chunghwa Telecom (China) Co., Ltd.	Integrated information and communication solution services for enterprise clients, and intelligent energy network service	177,176	2	177,176	—	—	177,176	(2,017)	100	(2,017)	41,967	—	Note 11
Jiangsu Zhenghua Information Technology Company, LLC	Providing intelligent energy saving solution and intelligent buildings services	189,410	2	142,057	—	—	142,057	—	75	—	—	—	Notes 10 and 11
Shanghai Taihua Electronic Technology Limited	Design of printed circuit board and related consultation service	51,233	2	51,233	—	—	51,233	(5,508)	100	(5,508)	20,310	—	Note 11
Su Zhou Precision Test Tech. Ltd.	Assembly processed of circuit board, design of printed circuit board and related consultation service	62,340	2	62,340	—	—	62,340	1,239	100	1,239	59,709	—	Note 11
Shanghai Chief Telecom Co., Ltd.	Telecommunications and internet service	10,150	1	4,973	—	—	4,973	2,479	49	1,215	11,925	—	Note 11

(Continued)

Investee	Accumulated Investment in Mainland China as of March 31, 2020	Investment Amounts Authorized by Investment Commission, MOEA	Upper Limit on Investment Stipulated by Investment Commission, MOEA
SENAO and its subsidiaries (Note 3)	$2,318,797	$2,318,797	$3,571,962
Chunghwa Telecom (China) Co., Ltd. (Note 4)	177,176	177,176	236,157,832
Jiangsu Zhenghua Information Technology Company, LLC (Note 4)	142,057	142,057	236,157,832
Chunghwa Precision Test Tech Co., Ltd and its subsidiaries (Note 5)	113,573	159,725	3,973,544
Shanghai Chief Telecom Co., Ltd. (Note 6)	4,973	4,973	1,851,459

Note 1:	Investments are divided into three categories as follows:

a.	Direct investment.
b.	Investments through a holding company registered in a third region.
c.	Others.

Note 2:	The amounts were calculated based on the investee’s reviewed financial statements.

Note 3:	Senao International Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Senao International Co., Ltd.

Note 4:	Chunghwa Telecom (China) Co., Ltd. and Jiangsu Zhenghua Information Technology Company, LLC were calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.

Note 5:	Chunghwa Precision Test Tech. Co., Ltd. and its subsidiaries were calculated based on the consolidated net assets value of Chunghwa Precision Test Tech. Co., Ltd

Note 6:	Shanghai Chief Telecom Co., Ltd. was calculated based on the consolidated net assets value of CHIEF Telecom Inc.

Note 7:	The liquidation of Senao Trading (Fujian) Co., Ltd. was completed in May 2019.

Note 8:	The liquidation of Senao International Trading (Shanghai) Co., Ltd. was completed in March 2018.

Note 9:	The liquidation of Senao International Trading (Jiangsu) Co., Ltd. was completed in March 2019.

Note 10:	The liquidation of Jiangsu Zhenhua Information Technology Company, LLC. was completed in December 2018.

Note 11:	The amount was eliminated upon consolidation.

Note 12:	The English name is the same as the above entity; however the Chinese name included in the respective Articles of Incorporations is different from the above entity.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

THREE MONTHS ENDED MARCH 31, 2020

(Amounts in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
2020	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$145,385	—	—
					Accrued custodial receipts	117,292	—	—
					Accounts payable	801,573	—	—
					Amounts collected for others	219,952	—	—
					Revenues	697,609	—	1
					Operating costs and expenses	144,042	—	—
					Inventories	12,231	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	52,203	—	—
					Accounts payable	13,225	—	—
					Revenues	86,123	—	—
					Operating costs and expenses	30,810	—	—
			CHYP Multimedia Marketing &	a	Amounts collected for others	21,284	—	—
			Communications Co., Ltd.		Operating costs and expenses	29,364	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	37,938	—	—
					Accounts payable	333,298	—	—
					Operating costs and expenses	323,507	—	1
					Property, plant and equipment	20,029	—	—
					Intangible assets	27,659	—	—
			Chunghwa Telecom Global Inc.	a	Accounts receivable	18,886	—	—
					Accounts payable	39,186	—	—
					Revenues	25,404	—	—
					Operating costs and expenses	83,428	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	19,343	—	—
					Accounts payable	129,667	—	—
					Revenues	53,566	—	—
					Operating costs and expenses	114,437	—	—
			Spring House Entertainment Tech. Inc.	a	Amounts collected for others	26,841	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Operating costs and expenses	23,607	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	34,844	—	—
					Accounts payable	53,049	—	—
					Revenues	16,622	—	—
					Operating costs and expenses	33,364	—	—
			Honghwa International Co., Ltd.	a	Accounts receivable	56,952	—	—
					Accounts payable	702,548	—	—
					Revenues	26,385	—	—
					Operating costs and expenses	1,306,341	—	3
					Inventories	15,331	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)
			Smartfun Digital Co., Ltd.	a	Operating costs and expenses	$10,321	—	—
			CHT Security Co., Ltd.	a	Accounts payable	25,724	—	—
					Operating costs and expenses	47,697	—	—
					Inventories	28,309	—	—
			Aval Technologies Co., Ltd.	a	Operating costs and expenses	32,906	—	—
					Customers deposits	14,477	—	—
			Senyoung Insurance Agent Co., Ltd.	a	Accounts receivable	40,248	—	—
					Revenues	25,110	—	—
			Light Era Development Co., Ltd.	a	Property, plant and equipment	35,003	—	—
	1	Light Era Development Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	24,190	—	—
	2	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Singapore Pte., Ltd.	c	Prepayments	15,247	—	—
	3	CHIEF Telecom Inc.	Chunghwa Telecom Singapore Pte., Ltd.	c	Operating costs and expenses	24,682	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.

b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.

b.	Subsidiaries to the Company.

c.	Subsidiaries to subsidiaries.

Note 3:

Transaction terms with the related parties were determined in accordance with mutual agreements when there were no similar transactions with third parties. Other transactions with related parties were not significantly different from those with third parties.

Note 4:

For assets and liabilities, amount is shown as a percentage to consolidated total assets as of March 31, 2020, while revenues, costs and expenses are shown as a percentage to consolidated revenues for the three months ended March 31, 2020.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

INFORMATION OF MAJOR STOCKHOLDERS

MARCH 31, 2020

Name of Major Stockholders	Shares
	Number of Shares (Thousands)	Percentage of Ownership (%)
Ministry of Transportation and Communication	2,737,719	35.29
Shin Kong Life Insurance Co., Ltd.	610,488	7.86

Note:

This table presents information provided by the Taiwan Depository & Clearing Corporation on stockholders holding greater than 5% of Chunghwa’s dematerialized securities that have completed the process of registration and delivery by book-entry transfer as of the last business day for the current quarter.